UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-12364

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ......

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K

Contents

1	Presentation of information
1	Cautionary statement regarding forward-looking statements
Overview
3	Key financial metrics
4	Purpose and strategy
4	HSBC Bank plc's strategy and progress on our commitments
5	Our global businesses
6	ESG Overview
7	Economic background and outlook
Interim management report
8	Financial summary
9	Reported performance
11	Review of business position
13	Reconciliation of alternative performance measures
14	Risk
14	Risk overview
15	Managing risk
16	Top and emerging risks
16	Ibor transition
17	Key developments in the first half of 2023
17	Credit risk
29	Treasury risk
35	Board Changes
36	Interim condensed financial statements
42	Notes on the interim condensed financial statements
None of the websites referred to in this Interim Report on Form 6-K for the half-year ended June 30, 2023 (the ‘Form 6-K’), including where a link is provided, nor any of the information contained on such websites is incorporated by reference in the Form 6-K.
Presentation of information
This document comprises the Interim Report 2023 for HSBC Bank plc (‘the bank’ or ‘the company’) and its subsidiaries (together ‘the group’). ’We’, ‘us’ and ‘our’ refer to HSBC Bank plc together with its subsidiaries. References to ‘HSBC’, ‘HSBC Group’ or ‘the Group’ within this document mean HSBC Holdings plc together with its subsidiaries.
Within the Interim management report and Condensed financial statements and related notes, the group has presented income statement figures for the six months to 30 June 2023 with the same period in the prior year to illustrate the current performance compared with same period in prior year. Unless otherwise stated, commentary on the income statement compares the six months to 30 June 2023 with the same period in the prior year. Balance sheet commentary compares the position at 30 June 2023 to 31 December 2022.
In accordance with IAS 34 ‘Interim Financial Reporting’, the Interim Report is intended to provide an update on the Annual Report and Accounts 2022 and therefore focuses on events during the first six months of 2023, rather than duplicating information previously reported.
Our reporting currency is £ sterling. Unless otherwise specified, all $ symbols represent US dollars.
Cautionary statement regarding forward-looking statements
This Interim Report 2023 contains certain forward-looking statements with respect to the company’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and the company’s ability to contribute to the HSBC Group’s environmental, social and governance (‘ESG’) targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. The company makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by the company’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties.
Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
–changes in general economic conditions in the markets in which the company operates, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Russia-Ukraine war); the Russia-Ukraine war and its impact on global economies and the markets where the company operates, which could have a material adverse effect on (among other things) the company’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for the company’s ECL measurements (including, without limitation, as a result of the Russia-Ukraine war and inflationary pressures); changes and volatility in foreign exchange rates and interest rates levels; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect the company’s ability to meet its obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments, both in Europe and in other regions such as Asia, producing social instability or legal uncertainty, such as the Russia-Ukraine war (including the continuation and escalation thereof) and the related imposition of sanctions and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations and diplomatic tensions between China and the US, extending to the UK and the EU, alongside other potential areas of tension, which may adversely affect the group by creating regulatory, reputational and market risks;

HSBC Bank plc	1

Key financial metrics

the efficacy of government, customer, and the company’s and the HSBC Group’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact the company both directly and indirectly through its customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without the company’s knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which continues to expose the company to execution risks, including in relation to the effectiveness of the HSBC Group’s Ibor remediation strategy, and increases some financial and non- financial risks; and price competition in the market segments that the company serves;
–changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which the company operates and the consequences thereof (including, without limitation, actions taken as a result of the impact of the Russia-Ukraine war on inflation); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to the company, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, which continues to be characterised by uncertainty and political disagreement, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate, including increased competition from non-bank financial services companies; and

–factors specific to the company and the HSBC Group, including the company’s success in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); the company’s ability to achieve its financial, investment, capital targets and the HSBC Group’s ESG targets, commitments and ambitions, which may result in the company’s failure to achieve any of the expected benefits of its strategic priorities; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require the company to hold additional capital, incur losses and/or use compensating controls, such as judgemental post- model adjustments, to address model limitations; changes to the judgements, estimates and assumptions the company bases its financial statements on; changes in the company’s ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to the company or any of its subsidiaries, which could increase the cost or decrease the availability of the company’s funding and affect its liquidity position and net interest margin; changes to the reliability and security of the company’s data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact its ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; the company’s dependence on loan payments and dividends from subsidiaries to meet its obligations; changes in the HSBC Group’s reporting framework and accounting standards, which have had and may continue to have a material impact on the way the company prepares its financial statements; changes in the company’s ability to manage third-party, fraud and reputational risks inherent in its operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect the company’s ability to recruit and retain senior management and diverse and skilled personnel; and changes in the company’s ability to develop sustainable finance and climate-related products consistent with the evolving expectations of its regulators, and the company’s capacity to measure the climate impact from its financing activity (including as a result of data limitations and changes in methodologies), which may affect the group’s ability to achieve the HSBC Group’s climate ambition, targets and commitments, and increase the risk of greenwashing. Effective risk management depends on, among other things, the company’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; the company’s success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on page 16 of the Interim Report 2023.

2	HSBC Bank plc

Key financial metrics

	Half-year to1
	30 Jun	30 Jun
	2023	2022
For the period (£m)
Profit before tax (reported basis)	2,860	203
Net operating income before change in expected credit losses and other credit impairment charges[2]	5,460	2,943
Profit attributable to the parent company	2,193	175
At period end (£m)
Total equity attributable to the parent company	23,756	23,204
Total assets	723,237	708,925
Risk-weighted assets[3]	105,463	121,885
Loans and advances to customers (net of impairment allowances)	88,708	94,840
Customer accounts	229,274	224,991
Capital ratios (%)[3]
Common equity tier 1	18.7	14.9
Tier 1	22.4	18.1
Total capital	33.8	28.3
Leverage ratio (%)[4]	5.5	4.9
Performance, efficiency and other ratios (%)
Return on average ordinary shareholders’ equity (annualised)[5]	21.4	1.1
Return on average tangible equity (annualised)	21.2	1.1
Return on average tangible equity excluding strategic transactions (annualised)	8.6	1.1
Cost efficiency ratio (reported basis)[6]	45.9	86.0
Ratio of customer advances to customer accounts	38.7	42.2
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
3    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’. References to EU regulations and directives (including technical standards) should, as applicable, be read as a reference to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
4 Leverage metrics exclude central bank claims in accordance with the Prudential Regulation Authority's (‘PRA‘) UK leverage framework.
5    The return on average ordinary shareholders’ equity is defined as profit attributable to the parent company divided by the average total shareholders’ equity.
6    Reported cost efficiency ratio is defined as total operating expenses divided by net operating income before change in expected credit losses and other credit impairment charges, which include notable items as presented on page 10.

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Purpose and strategy | Our global businesses

Purpose and strategy
HSBC’s purpose and ambition
The HSBC Group’s purpose is ‘Opening up a world of opportunity’ with an ambition to be the preferred international financial partner for its clients.
HSBC values
HSBC values define who we are as an organisation and are key to our long-term success.
We value difference
Seeking out different perspectives.
We succeed together
Collaborating across boundaries.
We take responsibility
Holding ourselves accountable and taking the long view.
We get it done
Moving at pace and making things happen.
HSBC in Europe
Europe is an important part of the global economy, accounting for approximately 40% of global trade and one-quarter of global Gross Domestic Product (UNCTAD, IMF 2022). In addition, Europe is the world’s top exporter of services and second largest exporter of manufactured goods (UNCTAD, 2022). HSBC Bank plc helps to facilitate trade within Europe and between Europe and other countries where the HSBC Group has a presence.
With assets of £723bn at 30 June 2023, HSBC Bank plc is one of Europe’s largest banking and financial services organisations. We employ around 14,200 people across our locations. HSBC Bank plc is responsible for HSBC’s European business, aside from UK retail and most UK commercial banking activity which, post ring-fencing, are managed by HSBC UK Bank plc.
HSBC Bank plc operates as one integrated business with two main hubs in London and Paris. This aligns with UK and European Union ('EU') legal entity and regulatory requirements for financial services, following the UK’s withdrawal from the European Union. HSBC Bank plc is present in 19 markets1. Our operating entities represent the Group to customers, regulators, employees and other stakeholders. We are organised around the principal operating units detailed below.
The London hub provides overall governance and management for the Europe region as a whole and is a global centre of excellence for wholesale banking for the HSBC Group. In addition, the management team directly oversees our businesses in Armenia, Channel Islands & Isle of Man, Israel, Russia and South Africa.
HSBC Continental Europe, comprises our Paris hub and its EU branches (Belgium, Czech Republic, Germany, Ireland, Italy, Luxembourg, Netherlands, Poland, Spain and Sweden) and Malta. We are creating an integrated Continental European bank anchored in Paris to better serve our clients, and simplify our organisation.
1    Full list of markets where HSBC Bank plc has a presence: Armenia, Belgium, Channel Islands and Isle of Man, Czech Republic, France, Germany, Ireland, Italy, Israel, Luxembourg, Malta, Netherlands, Poland, Russia, South Africa, Spain, Sweden, Switzerland and the UK.
HSBC Bank plc's strategy and progress on our commitments
Our ambition in Europe is to be a focused international wholesale bank, with a complementary and targeted wealth proposition, in support of the HSBC Group’s ambition to be the preferred international financial partner for its clients (see our global businesses on page 5).
HSBC Bank plc serves its customers by opening up a world of opportunity for our customers by connecting them to international markets. Europe is the largest trading region in the world and Asia is Europe’s biggest and fastest growing external trading partner (UNCTAD, IMF 2022). We are well positioned to capitalise on this opportunity and play a pivotal role for the HSBC Group.
In February 2021, the HSBC Group adapted its strategy to: focus on our strengths, digitise at scale, energise for growth and transition to net zero. Below we provide a progress update on our commitments and strategic initiatives for the first half of 2023.
Looking ahead, with sustained inflationary pressure across Europe, high central bank interest rates and the continued impact of the war in Ukraine, we continue to monitor the external environment.
Focus on our strengths
Through our transformation programme we are building a leaner, simpler bank with a sharper strategic focus. We have redesigned our franchise around the needs of our international clients and maintaining product and service capability where clients demand them. We intend to support the HSBC Group in meeting its climate ambition for net zero operations and supply chain by 2030.
HSBC Continental Europe (‘HBCE’) is expected, subject to receipt of all necessary approvals, to complete its acquisition of HSBC Private Bank (Luxembourg) SA in the second half of 2023, in order to meet the requirement for all HSBC Group’s EU credit institutions to be owned by HBCE as HSBC Group’s designated EU Intermediate Parent Undertaking.
In line with our strategy to build a simpler bank, in June 2023, we transferred business activities and teams, from HSBC Trinkaus & Burkhardt GmbH to HBCE’s German Branch.
To support our Private Banking model in Europe, we have also established a Guernsey branch of HSBC Private Bank (Suisse) SA (‘PBRS’) and transferred HBCE Group’s Guernsey private banking business from HSBC Bank plc’s Guernsey branch into PBRS’ Guernsey branch.
The implementation process for the sale of the French retail business is ongoing. Negotiations with the buyer have progressed and revised deal terms were announced in June 2023. The transaction is expected to complete in the first quarter of 2024, subject to regulatory approvals and the relevant works council consultation on the adjustments to the potential transaction. Please see Note 11: 'Assets held for sale and liabilities of disposal groups held for sale’ for more information.
Following a strategic review of our business in Greece, an agreement was signed in May 2022 to sell HSBC Continental Europe’s operations in Greece to Pancreta Bank SA. The transaction completed in July 2023.
Following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory and governmental approvals.
In July 2023, the Boards of HSBC Overseas Holdings (UK) Limited (‘HOHU’) and HSBC Bank plc (‘HBEU’) approved the proposed transfer of HSBC Group’s main operating bank in Bermuda, HSBC Bank Bermuda Limited (‘HBBM’) from HOHU to HBEU, subject to receipt of all necessary approvals. The transfer is expected to complete in the second half of 2023, and is expected to both improve the financial resilience of HSBC Bank plc and simplify the structure of the HSBC Group by aligning legal ownership and deployment of capital to management oversight.
Digitise at scale
We continue to invest in the digitisation of our global businesses, which is central to our strategy.

4	HSBC Bank plc

Within Europe, digitisation and innovation remains a key pillar of the Wealth and Personal Banking (‘WPB’) strategy. We continue to improve and simplify our Expat customer experience, including through the integration of our foreign exchange capabilities into our core banking (Mobile X) application. Transaction limits have also been increased for Expat international payments, enabling 99% of transactions for our Expat customers to be completed digitally.
We are committed to maintaining our core strength in Global Payments Solutions ('GPS'). In the first half of 2023, we successfully delivered the SEPA (‘Single Euro Payments Area’) Direct Debit offering in Luxembourg, and deployed the first phase of ISO (‘International Organisation for Standardisation’) CHAPS (‘Clearing House Automated Payments System’) for cross-border payments across Europe. GPS continues to enhance the Liquidity Management Dashboard functionality, improving customers' ability to create and manage cash flow forecasts. For the remainder of 2023 we will focus on enhancing our HSBCnet self-serve features for our clients, for example, providing clients with the ability to return funds back to a remitter via the platform and track their outbound payments.
Our strategy within Global Trade and Receivables Finance (‘GTRF’) Europe is to make trade easier, faster and safer, whilst seeking to deliver sustainable and profitable growth. During the first half of 2023, we deployed enhancements to our digital channel HSBCnet, delivering improvements to client interactions and journeys. We continue to support our clients opting to use bank agnostic platforms that provide trade finance solutions. In Germany and Israel we rolled out third-party digital solutions for the issuance and storage of bank guarantees. In the first half of 2023, 88% of trade transactions across all channels within HSBC Europe were conducted digitally and we continue to see an increase in clients adopting digital solutions.
We have achieved significant advancements in digital assets and currencies through the launch of our strategic tokenisation platform, HSBC Orion, within Global Banking and Markets. In January 2023, the HSBC Orion platform was used to launch the world's first Pound sterling tokenised bond. HSBC Orion enables registration and issuance of digital bonds, supports both primary and secondary market trading, and aligns with our ambition to promote wider adoption of digital assets. We expect the platform will be used for additional bond issuances and will be expanded to support additional products.
In Foreign Exchange (‘FX’) we further enhanced our electronic trading product through AI Markets that uses natural language processing to enrich the way investors interact with financial markets. Clients can generate bespoke financial markets analytics, browse the latest market insights and access real-time and historical data sets - including FX pricing - and directly execute trades from the platform.
Energise for growth
Empowering and energising our colleagues is crucial for inspiring a dynamic culture. HSBC Bank plc continues to deliver on our people strategy, underpinned by three key pillars: 1) Change and grow the business, 2) Inspire a dynamic culture and 3) Diversity & Inclusion (‘D&I’).
Senior leaders1 are encouraged to role model the behaviours that support the values of the HSBC Group. The annual Values 360 Survey supports senior leaders with seeking feedback from the people that they work with so that they can understand how they are doing and where they can improve.
We remain focused on creating a diverse and inclusive environment with HSBC Bank plc Executive Committee sponsorship of our D&I agenda. We have engaged our colleagues through a number of events to increase discussion around D&I. In May 2023, more than 2,000 employees participated in our ‘Inclusive Europe Live’ week which included a range of discussions such as supporting different generations at work, working parents and social mobility.
We remain committed to improving our gender diversity across our senior leadership cadre which currently stands at 25.2% for the first half of the year. However, we have more to do, given our full year target for gender diversity across our senior leadership cadre for 2023 is 26.8% and it remains a priority for the HSBC Bank plc Executive Committee.
In 2022, the HSBC Group set an ethnicity strategy to better represent the communities we serve. In the UK, Black heritage representation in Global Career Band 3 and above roles is currently 2.6% for the first half of 2023, against a full year target of 2.9%2.
Transition to net zero
HSBC Group’s net zero transition plan, which it expects to publish later this year, will bring together the strategic approach to net zero, science-based targets for financed emissions and their operations. The plan will also detail how HSBC plans to embed climate considerations into its business processes, policies, risk management and governance.
HSBC Bank plc expects to complete assessments of transition plans for all our customers in scope of the thermal coal phase-out policy and the updated energy policy in the second half of 2023.
As part of the HSBC Group’s ambition to support customers in their transition to net zero and a sustainable future, the HSBC Group aims to provide and facilitate $750bn to $1tn of sustainable finance and investments by 2030. In the first half of 2023, HSBC Bank plc has contributed $17.6bn towards this ambition, bringing its total contribution since 1 January 2020 to approximately $122.9bn.
1 Captures the Group Executive Committee (‘GEC’), their direct reports and country CEOs across the HSBC Group.
2 Our 2022 ethnicity goal of 2.6% and target of 2.9% includes UKRFB and NRFB.

Our global businesses
The Group manages its products and services through its three global businesses: Global Banking and Markets ('GBM'); Commercial Banking ('CMB'); Wealth and Personal Banking ('WPB'); and the Corporate Centre (comprising: certain legacy assets, central stewardship costs, and interests in our associates and joint ventures).
Business segments
Our operating model has the following material segments: a GBM business which is further split into three reportable segments; MSS, GB and GBM Other (as defined below), CMB, WPB and a Corporate Centre. These segments are supported by Digital Business Services and 11 global functions, including Risk, Finance, Compliance, Legal and Human Resources.
Markets & Securities Services (‘MSS’)
(Loss)/profit before tax £(12)m (1H22: £325m)
Markets & Securities Services is a products group that services customers of all Global Businesses and institutional clients across the financial sector globally. We offer clients a range of services and capabilities including trading, financing and securities services across asset classes and geographies, supported by dedicated sales and research teams.
Our European teams play a key role in providing access to FX, commodities, Equities and Fixed Income offerings, bridging emerging and developed markets, and collaborating with other global businesses to provide clients across the HSBC Group with commoditised and bespoke solutions that seek to support their growth ambitions.
Global Banking (‘GB’)
Profit/(loss) before tax £462m (1H22: £119m)
Global Banking delivers tailored financial solutions to corporate and institutional clients worldwide opening up opportunities through the strength of our global network and capabilities. We provide a comprehensive suite of services including capital markets, advisory, lending, trade services and global payments solutions.

HSBC Bank plc	5

Our global businesses | ESG Overview | Economic background and outlook

Our European teams take a client-centric approach bringing together relationship and product expertise to deliver financial solutions customised to suit our clients’ growth ambitions and financial objectives. We work closely with our business partners including MSS, WPB and CMB, to provide a range of tailored products and services that seek to meet the needs of international clients across the company. Global Banking Europe operates as an integral part of the global business and contributes significant revenues to other regions, particularly Asia and the Middle East, through our European client base.
GBM Other
(Loss)/profit before tax £(26)m (1H22: £(77)m)
GBM Other primarily comprises Principal Investments and GBM’s share of the HSBC’s Markets Treasury function.
The Principal Investments portfolio is focused on delivering investments that align to the group’s strategy and seeks to deliver strong returns across a diversified portfolio. Our commitment to sustainable private equity funds contributes directly to the HSBC Group’s aim to provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030.
Commercial Banking (‘CMB’)
Profit/(loss) before tax £587m (1H22: £295m)
We have a clear strategy to be the leading international corporate bank in Europe. We connect our European customers to our international network of relationship managers and product specialists; supporting their growth ambitions and targets. Our products range from term loans to region-wide treasury and trade solutions. Commercial Banking collaborates closely with Global
Banking and Markets to provide expertise in capital markets and advisory solutions. Our trade teams provide import and export finance solutions to Global Banking and Markets clients. We are expanding our services and products to provide customers with sustainable finance solutions to help meet our clients’ net zero ambitions. Commercial Banking contributes significant revenues to other regions, particularly Asia, through our European client base, and draws benefit from the client network managed outside Europe.
Wealth and Personal Banking (‘WPB’)
Profit/(loss) before tax £1,908m (1H22: £43m)
In Europe, Wealth and Personal Banking serves customers through Private Banking, Retail Banking, Wealth Management, Insurance and Asset Management. Our core retail proposition offers personal banking, mortgages, loans, credit cards, savings, investments and insurance. WPB offers propositions in certain markets such as Premier; as well as wealth solutions, financial planning and international services. In the Channel Islands and Isle of Man, we serve local and international customers, the majority of whom are customers of HSBC in other markets, through our HSBC Expat proposition. Our Private Banking proposition serves high net worth and ultra-high net worth clients with a relationship balance greater than $2m. Services available to Private Banking clients include investment management, Private Wealth Solutions and bespoke lending. Private Banking hosts a ‘Next Generation’ programme of events to support our clients’ next generation in building and retaining the wealth within the family. We continue to focus on meeting the needs of our customers, communities we serve, and our people, whilst working to build the bank of the future.

ESG Overview
We are committed to embedding strong environmental, social and governance principles in the way we do business.
Our approach
We are guided by the HSBC Group’s approach to ESG which is shaped by its purpose and values, and a desire to create sustainable long-term value for our stakeholders. As an international bank with significant breadth and scale, HSBC understands that it can have a significant impact in helping to tackle ESG challenges and realise opportunities. The HSBC Group also recognises the complexity of ESG issues. Our ESG efforts are focused on the areas which align most closely to the Group’s strategy, purpose and values, and where we can help make a significant difference: the transition to net zero, building inclusion and resilience, and acting responsibly.
Transition to net zero
We continue to make progress on our ambition of becoming net zero in our operations and supply chain by 2030 and aligning our financed emissions to net zero by 2050, recognising we have a role to play in enabling the transition to a net zero global economy.
The HSBC Group is expanding the number of sectors where we plan to provide, and make progress towards, 2030 on-balance sheet financed emissions targets. These include the shipping, agriculture, commercial real estate and residential real estate sectors and will be in addition to the carbon-intensive sectors we have already set targets for, as published in the HSBC Group’s Annual Report and Accounts 2022 in February.
In December 2022, the HSBC Group published an updated energy policy covering the broader energy system including upstream oil and gas, oil and gas power generation, hydrogen, renewables and hydropower, nuclear, biomass and energy from waste. It also updated the thermal coal phase-out policy. For further details on these policies, see page 65 in HSBC Group’s Annual Report and Accounts 2022. HSBC Bank plc continues to focus on the implementation of these policies through customer engagement and assessment of its transition plans.
In the first half of 2023, we undertook an analysis of the agrifood sector in Europe using the Taskforce on Nature-related Financial Disclosures’ (‘TNFD’) framework. We aim to use this analysis to inform the next steps in expanding our risk management framework to incorporate nature considerations.
Build inclusion and resilience
HSBC is committed to building an inclusive workplace where the best want to work. The HSBC Group places a strong focus on recruiting and retaining diverse talent to better represent our communities. Data is core to this and the Group has enabled 91% of the organisation to disclose their ethnicity and HSBC Bank plc’s disclosure rate is 57% in markets where we can collect this data (UK, South Africa and Channel Islands and Isle of Man).
We continue to focus on building a workplace for our colleagues that is fit for the future and provides teams with the flexibility and resources to deliver for our customers. In our annual employee snapshot survey1, 67% of HSBC Bank plc employees stated their manager holds discussions to agree balanced working patterns; while 73% said they have enough opportunities to connect and collaborate with people outside their immediate team.
Developing the skills of colleagues plays a pivotal role in achieving our strategic goals and growth ambitions. We have continued to focus on strategic skills programmes covering: operations, sustainability, cultural awareness and leadership development.
1 The most recent survey was conducted in 2022.

6	HSBC Bank plc

Cost of living pressures have continued to be felt around the world, and we have provided a range of resources for our colleagues, including financial guidance and assistance programmes. We will continue to review our approach to performance and pay to ensure we are able to motivate colleagues in a way that is authentic to our culture and values.
For customers we seek to ensure inclusion as we endeavour to simplify the banking experience, so customers can manage their finances more easily. We engage with the communities we operate within through philanthropic giving, disaster relief and volunteering.
Act responsibly
HSBC Bank plc follows the Group’s purpose-led conduct approach which guides us to do the right thing and focus on the impact we have for our customers and the financial markets in which we operate. Together with more formal policies and the tools we have to do our jobs, our conduct approach provides a clear path to achieving our purpose and delivering our strategy. For further details, see www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct.

Economic background and outlook
UK
High inflation, lowing labour market
UK consumer price inflation remains very high. While the headline inflation rate fell to 7.9% in June 2023, compared to a peak of 11.1% in October 2022, that largely reflects the ‘dropping out’ of last year’s sharp rises in utility bills from the annual calculation. The ‘core’ inflation rate, which excludes food and energy prices, remained elevated at 6.9% in June 2023, only a touch below its May 2023 peak of 7.1%.
A large portion of this inflation strength is likely being driven by labour cost pressures. ‘Regular’ wages (excluding bonuses) grew by 7.3% year-on-year in the three months to May. This might partly reflect ongoing labour shortages, perhaps stemming from a combination of elevated rates of economic inactivity due to long-term sickness, and lower levels of low-skilled worker immigration. That said, the labour market might be starting to turn – the unemployment rate rose to 4.0% in the three months to May, versus a trough of 3.5% in August 2022.
While pay growth has been strong, it has not kept up with inflation, implying a fall in real household incomes. This has held back economic growth. GDP rose by 0.1% in the first quarter of 2023 and remains 0.5% below the peak level seen before the Covid-19 pandemic. Even if inflation eases, reduced strength in the labour market and rising interest rates pose continued headwinds to the UK’s growth outlook.
The Bank of England has raised Bank Rate in every policy meeting since December 2021, taking it to 5.00% in June 2023. Market pricing points to Bank Rate rising to close to 6% towards the end of 2023.
Eurozone
Weak growth, persistent inflation
The eurozone economy experienced stagnation over the winter, with zero GDP growth in the first quarter of 2023, after a 0.1% decline in the fourth quarter of 2022. This weakness was driven by a drop in household real incomes and spending, resulting from sharp rises in utility prices. However, the slowdown was milder than many economists had expected, partly due to government support measures, and also due to surprising resilience in the labour market.
Inflation remains elevated. The annual headline inflation rate fell to 5.5% in June 2023, down from a 10.6% peak in October 2022. The ‘core’ rate, which excludes energy and food prices, is also slightly off its peak – it stood at 5.5% in June, as compared with March 2023’s peak rate of 5.7%. However, this is still significantly above the ECB’s 2% target.
A large portion of this inflation strength is likely the result of wage pressure. Indeed, ECB’s measure of compensation per employee rose to an annual rate of 5.4% in the first quarter of 2023. In part, this likely reflects employees using labour shortages to negotiate higher pay to try and claw back some of the purchasing power eroded by high rates of past inflation. Even if wage growth slows somewhat over the coming quarters, it is uncertain how long it would take for that to feed through into significant falls in underlying consumer price inflation.
Given the possibility of a significant degree of inflation strength persisting, market prices suggest the ECB has not yet stopped raising interest rates. With the ECB’s rate deposit now standing at 3.75%, and even though the ECB moved in July to a fully data dependent mode, some officials have suggested that rate rises will continue until underlying inflation is declining on a sustained basis.

HSBC Bank plc	7

Financial summary

Financial summary
Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as detailed in the Financial Statements starting on page 36. In measuring our performance we use financial measures which eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures.
All alternative performance measures are described and reconciled to the closest reported financial measure when used.
The global business segmental results are presented in accordance with IFRS 8 ‘Operating Segments’, as detailed in ‘Basis of preparation’ in Note 3: ‘Segmental analysis’ on page 45.
Notable items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
The table on page 10 detail the effects of notable items on each of our global business segments in 1H23 and 1H22.
Changes to presentation from 1 January 2023
Changes to our reporting framework
On 1 January 2023, we updated our financial reporting framework to no longer report ‘adjusted’ results, which exclude the impact of significant items. We separately disclose ‘notable items‘, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date. Under IFRS 17 there is no present value of in-force business (‘PVIF’) asset recognised up front. Instead the measurement of the insurance contract liability takes into account fulfilment cash flows and a contractual service margin (‘CSM’) representing the unearned profit. In contrast to the group’s previous IFRS 4 accounting where profits are recognised up front, under IFRS 17 they are deferred and systematically recognised in revenue as services are provided over the life of the contract. The CSM also includes attributable cost, which had previously been expensed as incurred and which is now incorporated within the insurance liability measurement and recognised over the life of the contract.
The impact of the transition was a reduction of £179m on the group’s 1H22 reported revenue and a reduction of £124m to reported profit before tax. The group’s total equity at 1 January 2022 reduced by £570m to £23,014m on the transition.
For Further details on our adoption of IFRS 17 are provided in Note 1: ‘Basis of preparation and significant accounting policies’ on page 42 and Note 13: ‘Effects of adoption of IFRS 17’ on page 58.

Summary consolidated income statement
	Half-year to1
	30 Jun	30 Jun
	2023	2022
	£m	£m
Net interest income	1,140	991
Net fee income	674	662
Net income from financial instruments measured at fair value	2,421	219
Gains/(losses) recognised on Assets held for sale[2]	1,737	(219)
Insurance finance (expense)/income	(635)	1,168
Insurance service result	74	62
Other operating income	49	60
Total operating income	5,460	2,943
Net operating income before change in expected credit losses and other credit impairment charges[3]	5,460	2,943
Change in expected credit losses and other credit impairment charges	(58)	(187)
Net operating income	5,402	2,756
Total operating expenses	(2,507)	(2,532)
Operating profit	2,895	224
Share of loss in associates and joint ventures	(35)	(21)
Profit before tax	2,860	203
Tax expense	(657)	(24)
Profit for the period	2,203	179
Profit attributable to the parent company	2,193	175
Profit attributable to non-controlling interests	10	4

1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated accordingly.
2Reversal of the £1.7bn impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.
3Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.

8	HSBC Bank plc

Reported performance
Profit before tax of £2,860m was £2,657m higher than the first half of 2022. This increase was primarily due to a reversal of an impairment relating to the planned sale of our retail banking operations in France.
During 1Q23, the significant interest rate rises in France resulted in the completion of the planned sale of our retail banking operations in France becoming less certain, as the capital required to be held by the buyer at completion of the transaction is expected to increase significantly. As a result we were required to change the accounting classification of our retail banking operations in France to no longer be classified as held for sale. The impairment on classifying the disposal as held for sale of £1,753m was reversed. In June, we agreed new terms for the sale of these operations that will involve HSBC retaining a portfolio of loans. The transaction remains subject to regulatory approvals, and the parties aim to complete on 1 January 2024.
Reported revenue increased by £2,517m or 85%, including £1,753m from the reversal of an impairment relating to the planned sale of our retail banking operations in France. There was also growth in net interest income in Global Banking, CMB and WPB from higher global interest rates. The first half of 2022 also included losses associated with the sale of our branch operations in Greece, completed in July 2023, and the planned sale of our operations in Russia, together £222m. This was partly offset by weaker trading performance in Markets and Securities Services (‘MSS’).
Expected credit losses and other credit impairment charges (‘ECL’) of £58m were down by £129m. The decreased charge mainly reflected a more stabilised view of the economic outlook. The first half of 2022 charge reflected heightened economic uncertainty due to the Russia-Ukraine war and inflationary pressures.
Operating expenses of £2,507m were down £25m driven by lower restructuring and other related costs following the completion of the Group’s cost-saving programme at the end of 2022, partly offset by spend associated with ongoing strategic transformation initiatives.
Net interest income (‘NII’) increased by £149m or 15% compared with the first half of 2022. This included higher net interest expense in Corporate Centre (up £715m compared with the first half of 2022) mainly associated with funding of our Markets business in MSS reflecting higher interest rates and balance sheet growth. Excluding this, NII was up by £864m in Global Banking (up £345m) and CMB (up £261m), notably in Global Payments Solutions (‘GPS’), and in WPB (up £196m), from higher global interest rates. NII was also higher in MSS (up £158m), including in Securities Services (up £63m) driven by interest rates rises.
Net fee income increased by £12m or 2%, notably in Global Debt Markets in MSS and in Debt Capital Markets in Global Banking, driven by higher volumes compared with the first half of 2022.
Net income from financial instruments measured at fair value increased by £2,202m, primarily in insurance manufacturing in WPB. This increase was driven by higher returns on financial assets supporting insurance contracts where the policyholder is subject to part or all of the investment risks.
This favourable movement resulted in a corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment performance of the associated assets. The offsetting movements are recorded in ‘Insurance finance income/(expense)’.
In MSS, revenue decreased by £324m, mainly in Equities and Global FX due to lower client volume. This compared with a strong first half of 2022 where market volatility levels were high driven by the Russia-Ukraine war and the macroeconomic impacts from rising inflation and increasing interest rates.

Gains/(losses) recognised on assets held for sale increased by £1,956m mainly driven by the reversal of an impairment of £1,753m relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale. Additionally, the first half of 2022 included losses associated with the sale of our branch operations in Greece, completed in July 2023, and the planned sale of our operations in Russia of £222m.
Insurance finance income/(expenses) decreased by £1,803m primarily in insurance manufacturing in WPB. This decrease was driven by lower returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risk. The losses recognised on the financial assets measured at fair value through profit and loss held to support these insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.
Insurance service result remained broadly flat.
Other operating income decreased by £11m mainly due to lower intercompany recoveries of costs from other entities in the HSBC Group.
Changes in expected credit losses and other impairment charges (‘ECL’) were a net charge of £58m in the first half of 2023, £129m lower compared with the first half of 2022. The reduction primarily reflects the outbreak of the Russia-Ukraine war in the first half of 2022 which was reflected in additional stage 1 and stage 2 allowances due to heightened levels of uncertainty and inflationary pressures. The charge in the first half of 2023 reflected a relatively more stable outlook, although inflationary pressures remain.
Total operating expenses decreased by £25m or 1%, reflecting a reduction in restructuring and other related costs of £154m following the completion of the Group’s cost-saving programme at the end of 2022, partly offset by spend associated with ongoing strategic transformation initiatives (£55m). Operating expenses were also lower driven by the reversal of a historical value-in-use impairment (£58m) and a lower Single Resolution Fund (‘SRF’) levy (down £39m compared with the first half of 2022). This was partly offset by the non-recurrence of a recovery of historical VAT in the first half of 2022 (£70m), higher litigation costs (up £30m) and higher variable pay (£17m). Technology costs were also higher reflecting the ongoing strategic investments to support our growth initiatives.
Share of loss in associates and joint ventures was £35m in the first half of 2023, the loss up by £14m compared with the first half of 2022, mainly due to an impairment of an investment in an associate.
Tax expense was £657m, giving an effective tax rate (‘ETR’) of 23.0% compared with 11.7% ETR in the same period in 2022. The current period ETR of 23.0% reflects the mix of profits and losses in different jurisdictions and is decreased by the release of provisions for uncertain tax positions and non-taxable elements of the impairment reversal in France. A tax charge of £418m was recorded on the £1,753m reversal of impairment loss relating to the planned sale of our retail banking operations in France.
The effective tax rate for the first half of 2022 was reduced by non-taxable income on index-linked gilts in the UK, offset by a charge arising on the remeasurement of UK deferred tax balances following the substantive enactment of legislation to reduce the rate of UK banking surcharge from 8% to 3%.

HSBC Bank plc	9

Financial summary

Supplementary analysis of notable items by global business

Notable items
	Half year to 30 Jun 2023
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Revenue	—	—	—	—	1,673	56	1,729
– Disposals,acquisitions and investment	—	—	—	—	—	—	—
– Fair value movements on financial instruments	—	—	—	—	—	—	—
– Restructuring and other related costs[1]	—	—	—	—	1,673	56	1,729
Operating expenses	—	—	—	—	19	20	39
– Disposals, acquisitions and investment	—	—	—	—	—	—	—
– Impairment of non-financial items	—	—	—	—	—	—	—
– Restructuring and other related costs	—	—	—	—	19	20	39

	Half year to 30 Jun 2022
Revenue	(1)	—	(14)	—	—	(222)	(237)
– Disposals, acquisitions and investment	(1)	—	(14)	—	—	—	(15)
– Fair value movements on financial instruments	—	—	—	—	—	—	—
– Restructuring and other related costs	—	—	—	—	—	(222)	(222)
Operating expenses	—	—	33	13	7	140	193
– Disposals, acquisitions and investment	—	—	—	—	—	—	—
– Impairment of non-financial items	—	—	—	—	—	—	—
– Restructuring and other related costs	—	—	33	13	7	140	193
1 Reversal of £1.7bn impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.
Markets and Securities Services
Loss before tax was £12m, compared with a profit of £325m in the first half of 2022, a decrease of £337m. This was driven by lower revenue and higher operating expenses.
Revenue decreased by £212m or 16%, mainly due to lower client flow and volatility levels, notably in Equities (down £153m) and, to a lesser extent, in Global FX (down £20m). This compared with an exceptionally strong performance in the first half of 2022. This was driven by high client activity due to elevated market volatility resulting from the Russia-Ukraine war, and the macroeconomic impacts from rising inflation and increasing interest rates.
In contrast, revenue was up in Securities Services (up £47m) driven by higher net interest income reflecting interest rates rises.
Operating expenses increased by £124m or 13%, mainly driven by the continued investment in technology to support our growth initiatives. There were also higher intercompany costs driven by higher inflation and strategic investments.
Global Banking
Profit before tax was £462m, an increase of £343m compared with the first half of 2022. This was driven by strong revenue growth and lower ECL, partly offset by higher costs.
Revenue increased by £328m or 45%, mainly in GPS (up £329m) driven by margin growth reflecting the higher interest rate environment and strategic initiatives to grow fee income. Revenue in Capital Markets and Advisory was also higher (up £36m), primarily due to higher volumes in Debt Capital Markets, growth in Issuer Services from higher net interest income, and improved performance in Leveraged & Acquisition Finance following adverse valuation movements in the first half of 2022. This increase was partly offset by lower revenue in Credit & Lending (down £26m) and Real Assets Finance (down £13m) due to continued focus on returns and balance sheet management.
ECL were a net charge of £87m, compared with a net charge of £158m in the first half of 2022. The reduction primarily reflects the outbreak of the Russia-Ukraine war in the first half of 2022 which resulted in additional charges due to heightened levels of uncertainty. The charge in the first half of 2023 reflects a relatively more stable outlook.
Operating expenses of £512m were higher by £56m or 12%, mainly due to a £32m legal and litigation provision booked in the first half of 2023. The remaining increase mainly reflected the impact of higher inflation and strategic investments, partly offset by the impact of our ongoing cost discipline.
Global Banking and Markets Other
Loss before tax was £26m compared with a loss before tax of £77m in the first half of 2022, a decrease of £51m. This reflected lower operating expenses, partly offset by lower revenue.
Revenue decreased by £63m, mainly in Principal Investments driven by lower valuation gains (down £58m) compared with the first half of 2022. There were also lower intercompany recoveries of costs from other entities in the HSBC Group of £64m (offset in costs). The reduction was partly offset by lower tax-gross up charges (down £75m), an adjustment between GBM Other and Global Banking and MSS to reflect the tax benefit generated by certain Structured Finance products in the revenue of these businesses.
Operating expenses decreased by £113m, mainly driven by the movement of certain costs, which had historically been recharged to other entities in the HSBC Group, from the bank to HSBC service companies. There was a corresponding decrease in intercompany recoveries in revenue. There were also lower restructuring and related costs (down £30m).
Commercial Banking (‘CMB’)
CMB performed well in the first half of 2023 as we continued to implement our strategy to focus on serving our international customers.
Profit before tax was £587m, an increase of £292m compared with the first half of 2022. This was mainly driven by higher revenue and lower ECL. Operating expenses were broadly in line with the first half of 2022.
Revenue increased by £247m or 40%, primarily in GPS (up £278m) driven by an increase in margins reflecting rising interest rates net of pass-through to customers. This was partly offset by a decrease in Credit & Lending revenue (down £33m) driven by margin compression.
ECL were a net release of £18m compared with a net charge of £23m in the first half of 2022. The net charge in the first half of 2022 primarily reflected a deterioration in the forward economic outlook

10	HSBC Bank plc

due to heightened levels of uncertainty and inflationary pressures following the outbreak of the Russia-Ukraine war. The net release in the first of half of 2023 was mainly driven by stage 1 and stage 2 releases reflecting a relatively more stable outlook.
Operating expenses decreased by £4m or 1%, mainly driven by a reversal of a historical value-in-use impairment (£28m) in France in the first half of 2023, mostly offset by the impact of strategic investments and higher inflation.
Wealth and Personal Banking (‘WPB’)
Profit before tax was £1,908m, an increase of £1,865m compared with the first half of 2022. This included a reversal of an impairment relating to the planned sale of our retail banking operations in France (£1,689m). The increase in profit before tax also included higher revenue driven by an increase in interest rates and lower ECL. This was partly offset by an increase in operating expenses.
Revenue increased by £1,874m, mainly driven by the reversal of loss relating to the planned sale of our retail banking operations in France. Excluding this, revenue was higher (up £185m) mainly in net interest income from retail, notably in Channel Islands and Isle of Man, from rising interest rates.
ECL were a net release of £12m compared with a net charge of £5m in the first half of 2022. The net charge in the first half of 2022 was mainly driven by inflationary pressures following the outbreak of the Russia-Ukraine war. The net release in the first half of 2023 was mainly driven by stage 1 and stage 2 releases reflecting a relatively more stable economic outlook.
Operating expenses increased by £26m or 6%, mainly driven by the non-recurrence of a VAT recovery booked in France in the first half of 2022.

Corporate Centre
Loss before tax of £59m compared with a loss before tax of £502m in the first half of 2022, a decrease of £443m. This was mainly driven by higher revenue and lower costs, partly offset by a higher loss in associates and joint ventures.
Revenue increased by £343m. The first half of 2022 included losses of £222m associated with the sale of our branch operations in Greece, completed in July 2023, and the planned sale of our operations in Russia. In addition, revenue in the first half of 2023 included a benefit of £64m from the reversal of a provision for project costs relating to the planned sale of our retail banking operations in France. This reflected the change in accounting classification of the planned transaction to no longer being classified as held for sale. Revenue also increased driven by favourable fair value movements from the ineffectiveness of hedging of interest rate and exchange rate on our long-term debt.
Operating expenses of £80m were £114m lower compared with the first half of 2022. This was mainly due to a reduction in restructuring and other related costs of £140m following the completion of the Group’s cost-saving programme, which concluded at the end of 2022, partly offset by spend associated with ongoing strategic transformation initiatives (£20m).
Share of loss in associates and joint ventures was a loss of £35m, compared with a loss of £21m in the first half of 2022. This was mainly due to an impairment of an investment in an associate of £18m.
Review of business position

Summary consolidated balance sheet
	At1
	30 Jun	31 Dec
	2023	2022
	£m	£m
Total assets	723,237	716,646
– cash and balances at central banks	116,461	131,433
– trading assets	88,219	79,878
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	16,502	15,881
– derivatives	203,664	225,238
– loans and advances to banks	15,112	17,109
– loans and advances to customers	88,708	72,614
– reverse repurchase agreements – non-trading	77,246	53,949
– financial investments	38,314	32,604
– assets held for sale	1,170	21,214
– other assets	77,841	66,726
Total liabilities	699,347	693,413
– deposits by banks	24,567	20,836
– customer accounts	229,274	215,948
– repurchase agreements – non-trading	47,568	32,901
– trading liabilities	45,553	41,265
– financial liabilities designated at fair value	31,446	27,282
– derivatives	199,448	218,867
– debt securities in issue	8,605	7,268
– insurance contract liabilities	20,054	20,004
– liabilities of disposal groups held for sale	1,178	24,711
– other liabilities	91,654	84,331
Total equity	23,890	23,233
Total shareholders’ equity	23,756	23,102
Non-controlling interests	134	131
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

HSBC Bank plc	11

Financial summary

Total reported assets were 0.9% higher than at 31 Dec 2022. The group maintained a strong and liquid balance sheet with the ratio of customer advances to customer accounts remaining below 40.0% at 30 Jun 2023.
Assets
Cash and balances at central banks decreased by 11.4% as a result of an increase in reverse repos and trading assets.
Trading assets have increased by 10.4% reflecting growth in Securities Financing in MSS.
Loans and advances to customers increased by 22.2%, mainly due to the reclassification of balances associated with our retail banking operations in France from held for sale during the period.
Derivative assets decreased by 9.6% due to market movements in FX rates.
Non-trading reverse repos decreased by 43.2% primarily due to changes in market conditions.
Liabilities
Customer accounts increased by 6.2%, mainly due to the reclassification of balances associated with our retail banking operations in France from held for sale during the period.
Non-trading repos increased by 44.6% as a result of market activities.
Derivative liabilities decreased by 8.9%. This is in line with derivative assets as the underlying risk is broadly matched.
Equity
Total shareholders’ equity increased by 2.8% compared with 31 Dec 2022.
The following table shows the share capital position of the company and its consolidated capitalisation and indebtedness:

Capitalisation and indebtedness
	At1
	30 Jun	31 Dec
	2023	2022
	£m	£m
Share capital of HSBC Bank plc
Ordinary shares (of nominal value £1 each)	797	797
Preference shares ($0.01 non-cumulative third dollar preference shares)	0.172	0.172
Equity
Called up share capital	797	797
Share premium account	420	420
Other equity instruments[2]	3,930	3,930
Other reserves	(7,044)	(6,413)
Retained earnings	25,653	24,368
Total shareholders’ equity	23,756	23,102
Non-controlling interests	134	131
Total equity	23,890	23,233
Group indebtedness[3]
Debt securities in issue	8,605	7,268
Trading liabilities – Debt securities in issue	595	812
Debt securities in issue designated at fair value	24,088	20,666
Subordinated liabilities[4]	14,896	15,337
Total indebtedness	48,184	44,083
Total capitalisation and indebtedness	72,074	67,316
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2 Comprises 9 undated subordinated resettable additional tier 1 instruments held by HSBC Holdings plc.
3 As of 30 June 2023, the group had other liabilities of £651,163m (2022: £649,330m) and contingent liabilities and contractual commitments of £163,948m (2022: £150,729m) (including guarantees of £21,892m (2022: £22,463m). Contractual commitments includes £134,690m of commitments (2022: £126,457m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
4 Includes subordinated liabilities designated at fair value of £800m (2022: £809m).

12	HSBC Bank plc

Reconciliation of alternative performance measures
Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill and intangibles for the period.
We provide RoTE ratio in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders’ equity and return on average tangible equity
	Half-year ended[1]
	30 Jun	30 Jun
	2023	2022
	£m	£m
Profit
Profit attributable to the ordinary shareholders of the parent company	2,127	108
Profit attributable to the ordinary shareholders, excluding other intangible assets impairment	2,127	108
Impact of strategic transactions[2]	(1,296)	—
Profit attributable to the ordinary shareholders, excluding other intangible assets impairment and strategic transactions	831	108
Equity
Average total shareholders’ equity	23,853	23,016
Effect of average preference shares and other equity instruments	(3,930)	(3,861)
Average ordinary shareholders’ equity	19,923	19,155
Effect of goodwill and other intangibles (net of deferred tax)	192	(293)
Average tangible equity	20,115	18,862
Average impact of strategic transactions	(864)	—
Average tangible equity excluding strategic transactions	19,251	18,862
Ratio
Return on average ordinary shareholders’ equity (annualised)	21.4	1.1
Return on average tangible equity (annualised)	21.2	1.1
Return on average tangible equity excluding strategic transactions (annualised)	8.6	1.1
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated accordingly.
2 Includes the reversal of a £1.3bn (net of tax) impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.

HSBC Bank plc	13

Risk

Risk
Risk overview
The group continuously identifies, assesses, manages and monitors risks. This process, which is informed by its risk factors and the results of its stress testing programme, gives rise to the classification of certain financial and non-financial risks. Changes in the assessment of these risks may result in adjustments to the group’s business strategy and, potentially, its risk appetite.
Our banking risks include credit risk, treasury risk, market risk, climate risk, resilience risk, regulatory compliance risk, financial crime and fraud risk and model risk. We also incur insurance risk.
In addition to these banking risks, we have identified top and emerging risks with the potential to have a material impact on our financial results, our reputation and the sustainability of our long-term business model.
The exposure to our risks and risk management of these are explained in more detail on pages 24 to 93 of our Annual Report and Accounts 2022.

Risk		Description
Externally driven
Geopolitical and macroeconomic risk	~	Our operations and portfolios are exposed to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. Geopolitical tensions including the ongoing Russia-Ukraine war, remain high although global supply chain disruptions have abated. This risk has increased in the first half of 2023 as the European and UK economies faced a number of challenges, including persistently high inflation, increased interest rates and a period of significant market volatility that followed stressed conditions in the US and Swiss banking sectors. Against this backdrop, the economic recovery in the region has been slow.
Credit risk	~	We regularly undertake detailed reviews of our portfolios and proactively manage credit facilities to customers and sectors likely to come under stress as a result of current macroeconomic and geopolitical events including UK recessionary pressures and second order impacts from the Russia-Ukraine war. We remain focused on assessing and managing the impacts of the cost of living crisis and higher interest rates on our customers as well as inflationary pressures across our major markets. Particular emphasis has been maintained on the Real Estate, Construction and Contracting, Wholesale Trade, Consumer Goods, Retail and Leverage portfolios. We have increased the frequency and depth of our monitoring activities with stress tests and other sectoral reviews performed to identify portfolios or customers who are likely to experience financial difficulty through the slowdown in economic activity.
Cyber threat and unauthorised access to systems	}	We face a risk of service disruption or loss of data resulting from technology failures or malicious activities by internal or external threats. We continue to monitor ongoing geopolitical events and changes to the threat landscape. We operate a continuous improvement programme to protect our technology operations and to counter a fast-evolving cyber-threat environment.
Evolving regulatory environment risk	~	The regulatory and compliance risk environment is becoming increasingly complex, in part driven by heightened geopolitical tensions and stressed conditions in the US and Swiss banking sectors, with increased scrutiny by European regulators. There is a continued focus on strategy execution, transformation, capital management, operational resilience, recovery and resolution, regulatory reporting and protection of customers. Throughout 2023, we have been working towards meeting new Consumer Duty requirements, and a new Code of Conduct rule, seeking to ensure we act to deliver good customer outcomes and act consistently to support customers. Work will continue to ensure good outcomes on an ongoing basis. We continue to monitor regulatory and wider industry developments closely, engaging with regulators as appropriate.
Financial crime and fraud risk	}	We are exposed to financial crime risk from our customers, staff and third-parties engaging in criminal activity. The financial crime risk environment continues to evolve, due to increasingly complex geopolitical challenges, the macroeconomic outlook, evolving sanctions regulations, rapid technological developments, national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk. Development of new technologies, for example for improved transaction monitoring, continues at pace.
Environmental, social and governance risk	~	We are subject to ESG risks relating to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments globally, and due to stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. Failure to meet these evolving expectations may result in financial and non-financial costs, including adverse reputational consequences.
Digitalisation and technological advances	●	Developments in technology and changes in regulations have enabled new entrants to the banking industry and new products and services offered by competitors. Along with opportunities, new technology can introduce new risks. This challenges us to continue to innovate to take advantage of new digital capabilities to best serve our customers by adapting our products, and to attract and retain customers and employee talent, while ensuring that the risks are understood and managed with appropriate controls.
Internally driven
People risk	}	We have capacity and capability risks resulting from various organisational changes coupled with elevated workloads while transitioning into new operating models. These together with job uncertainty, heightened inflationary pressures and the social climate are affecting the financial and mental well-being of our people. Identified areas of focus remain under tight oversight. We monitor hiring activities and levels of employee attrition, and each business and function has workforce plans in place to aim to ensure effective workforce forecasting to meet business demands.
IT systems infrastructure and resilience	}	We continue to monitor and improve our IT systems and network resilience, both on our premises and on the Cloud to minimise service disruption and improve customer experience. To support the business strategy, we remain focused on strengthening our end to end management, building and deploying controls and system monitoring capabilities. We continue to seek to reduce the complexity of our technology estate and consolidate our core banking systems onto a single strategic platform.

14	HSBC Bank plc

Risk		Description
Internally driven (continued)
Execution risk	~	Failure to effectively prioritise, manage and/or deliver transformation across the group impacts our ability to achieve our strategic objectives. Given the complexity and volume of change planned throughout 2023, the group aims to continue to monitor, manage and oversee change execution risk to ensure our change portfolios and initiatives continue to deliver the right outcomes for our customers, people, regulators, investors and communities.
Model risk	~	Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-financial contexts, as well as in a range of business applications such as customer selections, product pricing, financial crime transaction monitoring, creditworthiness evaluation and financial reporting. Evolving regulatory requirements are driving material changes to the way model risk is managed across the banking industry, with particular focus on capital models. New Bank of England guidance on Model Risk management will require greater attention on the management of model risks across the bank. A key area of focus is ensuring we enhance the dialogue with regulators within the region to ensure our deliverables meet their expectations. The rapidly changing technology environment including generative Artificial Intelligence and large language models are impacting the need for enhanced model risk controls.
Data risk	~	We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. There is increased focus on data risk as we continue to enhance our control environment. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We need to ensure that non-public data is kept confidential, and that we comply with the regulations that govern data privacy and cross-border movement of data. There is a focus to deliver our Data Strategy to Protect, Connect and Unlock data to deliver sustainable outcomes for our customers.
Third-party risk	~	We procure goods and services from a range of third parties, who we recognise may be impacted by the same external markets factors as us. It is critical that we have appropriate risk management policies and processes to select and govern third parties, including third parties’ increasingly complex supply networks, particularly for key activities that could adversely affect our operational resilience. Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.

●	New risk introduced in 2023
~	Risk has heightened during 2023
}	Risk remains at the same level as 2022
Managing risk
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial.
Difficult economic conditions in the EU and the UK have impacted our customers and our organisation in 2023. With inflationary pressures remaining high, the ECB and the Bank of England have continued to increase interest rates and economic growth in the eurozone remains slow. In the UK the economic recovery has been particularly weak. It is unlikely that monetary policy across our major markets will begin to ease until well into 2024. This may change if inflation moderates more discernibly, or recession concerns come to the fore.
There continue to be ongoing impacts of the Russia-Ukraine war. We are monitoring the impacts and continue to respond to the economic sanctions and trade restrictions that have been imposed on Russia in response. In particular, significant sanctions and trade restrictions imposed against Russia have been put in place by the UK, the US and the EU, as well as other countries. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures. The war’s economic impact has reduced as the global economy has largely adapted to the sanctions regime. In particular, Europe is diversifying its energy sources to reduce dependence on Russian energy supplies. Further sanctions, for instance focusing on sanctions evasion by parties in third countries, and Russian countermeasures may adversely impact the group, its customers and the markets in which the group operates by creating regulatory, reputational and market risks.
Our business in Russia principally serves multinational corporate clients headquartered in other countries, is not accepting new business or customers and is consequently on a declining trend. Following a strategic review, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory and governmental approvals.
We continue to focus on improving the quality and timeliness of the data used to inform management decisions, through measures such as early warning indicators, prudent active risk management of our risk appetite, and ensuring regular communication with our Board and key stakeholders.
Climate risk
Climate risk relates to the financial and non-financial impacts that may arise as a result of climate change and the move to a greener economy. Climate risk can impact us either directly or through our relationships with our clients. This includes potential risk arising as a result of HSBC Group’s net zero ambition, which could lead to reputational concerns, and potential legal and/or regulatory action if we are perceived to mislead stakeholders on our business activities or if we fail to achieve the HSBC Group’s stated net zero targets. Our most material exposure to climate risk relates to corporate and retail client financing activity within our banking portfolio. We seek to manage climate risk across all our businesses in line with our HSBC Group-wide risk management framework, and are incorporating climate considerations within our existing risk types.
We continue to monitor the impacts of climate risk and further embed our approach across our key risk areas and business lines.
For further details of our approach to climate risk management, see ‘Climate risk‘ on page 86 of our Annual Report and Accounts 2022.
Our risk appetite
Our risk appetite defines our desired forward-looking risk profile, and informs the strategic and financial planning process. It provides an objective baseline to guide strategic decision making, helping to ensure that planned business activities provide an appropriate balance of return for the risk assumed, while remaining within acceptable risk levels. Risk appetite supports senior management in allocating capital, funding and liquidity optimally to finance growth, while monitoring exposure to non-financial risks.
Capital and liquidity remain at the core of our risk appetite framework, with forward-looking statements informed by stress testing. We continue to develop our climate risk appetite as we engage with businesses on including climate risk in decision making and starting to embed climate risk appetite into business planning.

HSBC Bank plc	15

Risk

Top and emerging risks
Our top and emerging risks report identifies forward-looking risks so that they can be considered in determining whether any incremental action is needed to either prevent them from materialising or to limit their effect.
Top risks are those that may have a material impact on our financial results, reputation or business model in the year ahead. Emerging risks are those that have large unknown components and may form beyond a one-year horizon. If any of these risks were to occur, they could have a material effect on the group.
Our suite of top and emerging risks is subject to regular review by senior governance forums. We continue to monitor closely the identified risks and ensure robust management actions are in place, as required.
We have reviewed our list of top and emerging risks. Some risks were removed as these were considered as having reduced into business as usual risk management practices, including Ibor transition. Digitalisation and technological advances risk has been added reflecting their increasing impact on the banking sector.
Our current top and emerging risks are summarised on the previous two pages and discussed in more detail on page 28 of our Annual Report and Accounts 2022.
Ibor transition
Following the UK’s Financial Conduct Authority (‘FCA’) announcement in July 2017 that it would no longer continue to persuade or require panel banks to submit rates for the London interbank offered rate (‘Libor’) after 2021, we have been actively working to transition legacy contracts from Ibors to products linked to near risk-free replacement rates (‘RFRs’) or alternative reference rates.
The publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’), and two US dollar Libor settings ceased from the end of 2021. Following this, the publication of all remaining settings of US dollar Libor ceased from 30 June 2023. To support any remaining contracts referencing these benchmarks, the FCA has compelled the ICE Benchmark Administration Limited to publish the three-month sterling Libor setting using an alternative ‘synthetic’ methodology until 31 March 2024, and one-month, three-month and six-month US dollar Libor settings until 30 September 2024. We continue to support our customers in the transition of the limited number of outstanding contracts relying on ‘synthetic’ Libor benchmarks in line with these dates.

Financial instruments impacted by Ibor reform

	Financial instruments yet to transition to alternative benchmarks, by main benchmark
	USD Libor	Others[1]
At 30 Jun 2023	£m	£m
Non-derivative financial assets[2]
Loans and advances to customers	2,563	101
Financial investments	221	—
Others	105	110
Total non-derivative financial assets	2,889	211
Non-derivative financial liabilities
Subordinated liabilities	393	—
Others	522	—
Total non-derivative financial liabilities	915	—
Derivative notional contract amount
Foreign exchange	232,922	7,530
Interest rate	754,281	165,225
Others	—	—
Total derivative notional contract amount	987,203	172,755

At 31 Dec 2022
Non-derivative financial assets[2]
Loans and advances to customers	4,350	101
Financial investments	1,072	—
Others	554	35
Total non-derivative financial assets	5,976	136
Non-derivative financial liabilities
Subordinated liabilities	1,287	—
Others	560	—
Total non-derivative financial liabilities	1,847	—
Derivative notional contract amount
Foreign exchange	243,872	103
Interest rate	1,399,561	155,848
Others	—	—
Total derivative notional contract amount	1,643,433	155,951
1    Comprises financial instruments referencing other significant demising benchmark rates yet to transition to alternative benchmarks: Canadian dollar offered rate (‘CDOR’), GBP libor, Mexican Interbank equilibrium interest rate (‘TIIE’), SOR, THBFIX, MIFOR and Sibor). An announcement was made by the South African regulator during the first half of 2023 on the cessation of the Johannesburg interbank average rate (‘JIBAR’). Therefore, JIBAR is also included in ‘Others‘ during the current period.
2    Gross carrying amount excluding allowances for expected credit losses.
The amounts in the above table relate to the group's main operating entities where we have material exposures impacted by Ibor reform, including in the United Kingdom, France and Germany. The amounts provide an indication of the extent of the group’s exposure to the Ibor benchmarks that are due to be replaced. Amounts are in respect of financial instruments that:
–contractually reference an interest rate benchmark that is planned to transition to an alternative benchmark;

16	HSBC Bank plc

–US dollar Libor contracts that include no further transition risk, i.e. those covered by industry fallback clauses effective 3 July 2023 (c. 99% of derivatives exposure) or contracts transitioned to an alternative rate but fixed on USD Libor until their first interest rate determination post US dollar Libor cessation (over c.80% of loans and advances);
–have a contractual maturity date beyond the date by which the reference interest rate benchmark is expected to cease; and
–are recognised on the group’s consolidated balance sheet.
Interest rate benchmark reform: Amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
The group has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the derivatives impacted by the Ibor reform, including those designated in hedge accounting relationships, is disclosed above in the section ‘Financial instruments impacted by Ibor reform’.
Hedge accounting will not be discontinued solely because of the replacement of the interest rate benchmark if the hedge meets other hedge accounting criteria.
For some of the Ibors included under the ‘Other’ header in the table below, judgement was needed to establish whether a transition is required. This is because there are Ibor benchmarks subject to computation improvements and insertion of fallback provisions where their administrators have yet to provide full clarity on whether or when these Ibor benchmarks will be demised.
The notional amounts of interest rate derivatives designated in hedge accounting relationships do not represent the extent of the risk exposure managed by the group but they are expected to be directly affected by market-wide Ibor reform and in scope of Phase 1 amendments and are shown in the table below. The cross-currency swaps designated in hedge accounting relationships and affected by Ibor reform are not significant and have not been presented below:

Hedging instrument impacted by Ibor reform
	Hedging instrument
	Impacted by Ibor reform				Not Impacted by Ibor reform	Notional Amount[3]
	EUR[1]	USD	Other[2]	Total
	£m	£m	£m	£m	£m	£m
Fair Value Hedges	7,190	—	80	7,270	20,944	28,214
Cash Flow Hedges	8,767	—	—	8,767	30,552	39,319
At 30 Jun 2023	15,957	—	80	16,037	51,496	67,533

Fair Value Hedges	7,581	225	105	7,911	18,738	26,649
Cash Flow Hedges	7,359	—	—	7,359	22,136	29,495
At 31 Dec 2022	14,940	225	105	15,270	40,874	56,144
1    The notional contract amounts of euro interest rate derivatives impacted by Ibor reform mainly comprise hedges with Euribor benchmark.
2    Other benchmarks impacted by Ibor reform comprise derivatives that are expected to be impacted by the transition, but do not have a published cessation date.
3    The notional contract amounts of interest rate derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date and they do not represent amounts at risk.
Key developments in the first half of 2023
We actively managed the risks related to macroeconomic and geopolitical uncertainties, as well as other key risks described in this section. In addition, we sought to enhance our risk management in the following areas:
–We continued to embed the governance and oversight around the IFRS 9 process including financial reporting processes.
–Through our climate risk programme, we continued to embed climate considerations throughout the organisation, including enhancing our approach to assessing the impact of climate on capital, and continued development of risk metrics to manage our exposure to climate risk.
–We have continued to strengthen our third-party risk policy and have enhanced the way third-party risk is overseen and managed across all non-financial risks. Our processes, framework and reporting capabilities have been enhanced to improve the control and oversight of our material third-parties to help maintain our operational resilience and to meet new and evolving regulatory requirements.
–We deployed industry leading technology and advanced analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime. We continue to monitor regulatory changes.
Credit risk

18	Summary of credit risk
22	Measurement uncertainty and sensitivity analysis of ECL estimates
27	Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.
Credit risk in the first half of 2023
A summary of our current policies and practices for the management of credit risk is set out in ‘Credit risk management’ on page 36 of the Annual Report and Accounts 2022.
At 30 June 2023, gross loans and advances to customers and banks of £105bn increased by £14.1bn, compared with 31 December 2022. This included adverse foreign exchange movements of £2.1bn. Excluding foreign exchange movements the growth was driven by £18bn increase in personal loans and advances to customers. The balance of wholesale loans and advances to customer has increased by £0.1bn. This was mainly driven by a reversal of reclassification of our retail banking operations in France to assets held for sale. The increase has been partially offset by a £1.8bn decrease in loans and advances to banks.

HSBC Bank plc	17

Risk

At 30 June 2023, the allowance for ECL excluding foreign exchange movements in relation to loans and advances to customers increased by £38m compared with 31 December 2022.
This was attributable to:
–a £22m decrease in wholesale loans and advances to customers, of which £13m was driven by stages 1 and 2; and £9m by stage 3; and,
–a £61m increase in personal loans and advances to customers,of which £10m was driven by stages 1 and 2; and £51m by stage 3.
The ECL charge for the first six months of 2023 was £58m, inclusive of recoveries. This was mainly driven by higher stage 2 and 3 charges, heightened economic uncertainty and inflationary pressures.
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.

The following tables analyse loans by industry sector which represent the concentration of exposures on which credit risk is managed.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 30 Jun 2023		At 31 Dec 2022
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	£m	£m	£m	£m
Loans and advances to customers at amortised cost	89,823	(1,115)	73,717	(1,103)
– personal	23,403	(113)	6,013	(55)
– corporate and commercial	53,762	(887)	55,004	(937)
– non-bank financial institutions	12,658	(115)	12,700	(111)
Loans and advances to banks at amortised cost	15,157	(45)	17,152	(43)
Other financial assets measured at amortised cost	271,209	(50)	269,755	(137)
– cash and balances at central banks	116,461	—	131,434	(1)
– items in the course of collection from other banks	1,931	—	2,285	—
– reverse repurchase agreements – non-trading	77,246	—	53,949	—
– financial investments	7,490	—	3,248	—
– prepayments, accrued income and other assets[2]	66,671	(4)	55,634	(3)
– assets held for sale[6]	1,410	(46)	23,205	(133)
Total gross carrying amount on-balance sheet	376,189	(1,210)	360,624	(1,283)
Loans and other credit related commitments	134,690	(44)	126,457	(67)
– personal	1,858	—	2,116	—
– corporate and commercial	62,342	(36)	68,441	(62)
– financial	70,490	(8)	55,900	(5)
Financial guarantees[3]	5,263	(19)	5,327	(20)
– personal	17	—	23	—
– corporate and commercial	3,278	(18)	3,415	(19)
– financial	1,968	(1)	1,889	(1)
Total nominal amount off-balance sheet[4]	139,953	(63)	131,784	(87)
	516,142	(1,273)	492,408	(1,370)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	£m	£m	£m	£m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	30,718	(24)	29,248	(24)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 38 includes both financial and non-financial assets.
3    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
4    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.
6    For further details on gross carrying amounts and allowances for ECL related to assets held for sale, see Note 11: ‘Assets held for sale and liabilities of disposal group held for sale’ on page 56.
The following table provides an overview of the group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
–POCI: Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

18	HSBC Bank plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 30 June 2023
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	76,669	10,631	2,521	2	89,823	(60)	(128)	(927)	—	(1,115)	0.1	1.2	36.8	—	1.2
– personal	20,370	2,772	261	—	23,403	(13)	(20)	(80)	—	(113)	0.1	0.7	30.7	—	0.5
– corporate and commercial	44,992	6,781	1,987	2	53,762	(43)	(95)	(749)	—	(887)	0.1	1.4	37.7	—	1.6
– non-bank financial institutions	11,307	1,078	273	—	12,658	(4)	(13)	(98)	—	(115)	—	1.2	35.9	—	0.9
Loans and advances to banks at amortised cost	15,013	79	65	—	15,157	(4)	(24)	(17)	—	(45)	—	30.4	26.2	—	0.3
Other financial assets measured at amortised cost	270,955	153	101	—	271,209	(5)	(3)	(42)	—	(50)	—	2.0	41.6	—	—
Loan and other credit-related commitments	126,101	8,455	134	—	134,690	(9)	(27)	(8)	—	(44)	—	0.3	6.0	—	—
– personal	1,826	29	3	—	1,858	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	56,673	5,563	106	—	62,342	(8)	(20)	(8)	—	(36)	—	0.4	7.5	—	0.1
– financial	67,602	2,863	25	—	70,490	(1)	(7)	—	—	(8)	—	0.2	—	—	—
Financial guarantees[1]	4,675	524	64	—	5,263	(1)	(2)	(16)	—	(19)	—	0.4	25.0	—	0.4
– personal	15	2	—	—	17	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	2,868	347	63	—	3,278	(1)	(1)	(16)	—	(18)	—	0.3	25.4	—	0.5
– financial	1,792	175	1	—	1,968	—	(1)	—	—	(1)	—	0.6	—	—	0.1
At 30 Jun 2023	493,413	19,842	2,885	2	516,142	(79)	(184)	(1,010)	—	(1,273)	—	0.9	35.0	—	0.2
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
3    Purchased or originated credit-impaired ('POCI').
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets by those less than 30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (‘30 DPD’) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 30 June 2023
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	10,631	215	304	(128)	(3)	(2)	1.2	1.4	0.7
– personal	2,772	137	36	(20)	(2)	(1)	0.7	1.5	2.8
– corporate and commercial	6,781	78	248	(95)	(1)	(1)	1.4	1.3	0.4
– non-bank financial institutions	1,078	—	20	(13)	—	—	1.2	—	—
Loans and advances to banks at amortised cost	79	—	2	(24)	—	—	30.4	—	—
Other financial assets measured at amortised cost	153	—	3	(3)	—	(2)	2.0	—	66.7
1    Days past due ('DPD'). Up-to-date accounts in stage 2 are not shown in amounts presented above.
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

HSBC Bank plc	19

Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2022 (continued)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	63,673	7,817	2,224	3	73,717	(51)	(145)	(907)	—	(1,103)	0.1	1.9	40.8	—	1.5
– personal	5,293	615	105	—	6,013	(9)	(15)	(31)	—	(55)	0.2	2.4	29.5	—	0.9
– corporate and commercial	46,671	6,479	1,851	3	55,004	(40)	(123)	(774)	—	(937)	0.1	1.9	41.8	—	1.7
– non-bank financial institutions	11,709	723	268	—	12,700	(2)	(7)	(102)	—	(111)	—	1.0	38.1	—	0.9
Loans and advances to banks at amortised cost	16,673	414	65	—	17,152	(6)	(21)	(16)	—	(43)	—	5.1	24.6	—	0.3
Other financial assets measured at amortised cost	267,770	1,662	323	—	269,755	(14)	(17)	(106)	—	(137)	—	1.0	32.8	—	0.1
Loan and other credit related commitments	116,994	9,300	163	—	126,457	(13)	(32)	(22)	—	(67)	—	0.3	13.5	—	0.1
– personal	2,004	107	5	—	2,116	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	60,659	7,625	157	—	68,441	(12)	(28)	(22)	—	(62)	—	0.4	14.0	—	0.1
– financial	54,331	1,568	1	—	55,900	(1)	(4)	—	—	(5)	—	0.3	—	—	—
Financial guarantees[1]	4,715	528	84	—	5,327	(1)	(2)	(17)	—	(20)	—	0.4	20.2	—	0.4
– personal	20	2	1	—	23	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	2,946	387	82	—	3,415	(1)	(1)	(17)	—	(19)	—	0.3	20.7	—	0.6
– financial	1,749	139	1	—	1,889	—	(1)	—	—	(1)	—	0.7	—	—	0.1
At 31 Dec 2022	469,825	19,721	2,859	3	492,408	(85)	(217)	(1,068)	—	(1,370)	—	1.1	37.4	—	0.3
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
3    Purchased or originated credit-impaired ('POCI').

Stage 2 days past due analysis at 31 December 2022 (continued)
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	7,817	93	331	(145)	(2)	(2)	1.9	2.2	0.6
– personal	615	43	9	(15)	(2)	(1)	2.4	4.7	11.1
– corporate and commercial	6,479	50	296	(123)	—	(1)	1.9	—	0.3
– non-bank financial institutions	723	—	26	(7)	—	—	1.0	—	—
Loans and advances to banks at amortised cost	414	—	8	(21)	—	—	5.1	—	—
Other financial assets measured at amortised cost	1,662	25	12	(17)	—	(2)	1.0	—	16.7
1    Days past due ('DPD'). Up-to-date accounts in stage 2 are not shown in amounts presented above.
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers. An exposure is categorised as stage 2 upon a significant increase in credit risk, which is classified as follows.
The quantitative classification shows gross carrying values and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 ‘Summary of significant accounting policies’, on page 126 of the Annual Report and Accounts 2022.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of significant accounting policies’ on page 126 of the Annual Report and Accounts 2022.

20	HSBC Bank plc

Loans and advances to customers at 30 June 2023[1]
	Gross carrying amount				Allowance for ECL				ECL Coverage Total
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total
The group	£m	£m	£m	£m	£m	£m	£m	£m	%
Quantitative	2,346	4,026	801	7,173	(19)	(46)	(11)	(76)	1.1
Qualitative	420	2,512	257	3,189	(1)	(49)	(2)	(52)	1.6
30 DPD backstop[2]	6	243	20	269	—	—	—	—	—
Total stage 2	2,772	6,781	1,078	10,631	(20)	(95)	(13)	(128)	1.2

Loans and advances to customers at 31 December 2022[1]
	Gross carrying amount				Allowance for ECL				ECL Coverage Total
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total
The group	£m	£m	£m	£m	£m	£m	£m	£m	%
Quantitative	557	3,310	379	4,246	(12)	(71)	(2)	(85)	2.0
Qualitative	56	2,874	319	3,249	(3)	(51)	(5)	(59)	1.8
30 DPD backstop[2]	2	295	25	322	—	(1)	—	(1)	0.3
Total stage 2	615	6,479	723	7,817	(15)	(123)	(7)	(145)	1.9
1    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2    Days past due (‘DPD’).
Assets held for sale
At 30 June 2023, held for sale balances included the sale of our branch operations in Greece, completed in July 2023, and the planned sale of our operations in Russia.
During the first half of 2023 the planned sale of our retail banking operations in France has become less certain and no longer meets the definition of held for sale.
‘Loans and other credit-related commitments’ and ‘financial guarantees’, as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as ‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
	At 30 Jun 2023		At 31 Dec 2022
	Total gross loans and advances	Impairment allowances on loans and advances	Total gross loans and advances	Impairment allowances on loans and advances
	£m	£m	£m	£m
As reported	104,980	(1,160)	90,869	(1,146)
Reported in ‘Assets held for sale’	427	(45)	21,325	(131)
Total	105,407	(1,205)	112,194	(1,277)
At 30 June 2023, gross loans and advances were £427m and the related impairment allowance for ECL was £45m.
Lending balances held for sale continue to be measured at amortised cost less allowances for impairment and, therefore, such carrying amounts may differ from fair value.
These lending balances are part of associated disposal groups that are measured in their entirety at the lower of carrying amount and fair value less costs to sell. Any difference between the carrying amount of these assets and their sales price is part of the overall gain or loss on the associated disposal group as a whole.
For further details of the carrying amount and the fair value at 30 June 2023 of loans and advances to banks and customers classified as held for sale, see Note 11.

HSBC Bank plc	21

Risk

Gross loans and impairment allowances on loans and advances to customers and banks reported in ‘Assets held for sale’
	Retail banking operations in France	Other[1]	Total
Gross Loans	£m	£m	£m
Loans and advances to customers at amortised cost:	—	283	283
Personal	—	224	224
Corporate and Commercial	—	59	59
Non-bank financial institutions	—	—	—
Loans and advances to banks at amortised cost	—	144	144
At 30 Jun 2023	—	427	427
Impairment allowance
Loans and advances to customers at amortised cost:	—	(44)	(44)
Personal	—	(34)	(34)
Corporate and Commercial	—	(10)	(10)
Non-bank financial institutions	—	—	—
Loans and advances to banks at amortised cost	—	(1)	(1)
At 30 Jun 2023	—	(45)	(45)

Gross Loans
Loans and advances to customers at amortised cost:	20,852	342	21,194
Personal	18,835	253	19,088
Corporate and Commercial	1,975	89	2,064
Non-bank financial institutions	42	—	42
Loans and advances to banks at amortised cost	—	131	131
At 31 Dec 2022	20,852	473	21,325
Impairment allowance
Loans and advances to customers at amortised cost:	(76)	(51)	(127)
Personal	(73)	(38)	(111)
Corporate and Commercial	(3)	(13)	(16)
Non-bank financial institutions	—	—	—
Loans and advances to banks at amortised cost	—	(4)	(4)
At 31 Dec 2022	(76)	(55)	(131)
1    Comprising assets held for sale relating to the planned sale of our branch operations in Greece and of our business in Russia.
Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate. Management judgemental adjustments are used to address late-breaking events, data and model limitations, model deficiencies and expert credit judgements.
At 30 June 2023, management recognised a reduction in uncertainty in most markets. It was management's view that the Central scenario sufficiently reflected the muted global economic environment and that the probability weightings assigned to this scenario for each of our major markets should increase and revert to the standard weight of 75%.
Methodology
At 30 June 2023, four economic scenarios were used to capture the current economic environment and to articulate management’s view of the range of potential outcomes. Each scenario is updated with new forecasts and estimates each quarter.
The Upside, Central and Downside scenarios are drawn from external consensus forecasts market data and distributional estimates of the entire range of economic outcomes.
The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
Economic scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.

In June 2023, following a significant shift in UK policy interest rate expectations, the Central scenario for the UK was updated and key economic and financial variables were replaced. Outer scenario economic variables for the UK were changed in parallel with these Central scenario adjustments.
Description of economic scenarios
In the Central scenario, global economic forecasts have improved since 1Q23. In western Europe and North America, GDP and employment have proved resilient to higher inflation and interest rates, as well as the failure of several US banks. In Hong Kong and China, the post-pandemic reopening has led to a faster than expected improvement in growth and expectations, which has now been reflected in forecasts.
Stronger than expected growth means that inflation has declined at a slower pace than projected. For many markets, inflation forecasts have been raised. Further monetary tightening is also expected, although interest rates are, in most markets, thought to be at, or close to, their peak. The UK and China are key exceptions.
In the UK, interest rates are expected to rise over the remainder of 2023. There remains uncertainty around the speed and extent of the increases, which may impose additional downside risks.
The Upside and Downside scenarios are designed to encompass the potential crystallisation of a number of key macro-financial risks. Higher inflation, tighter monetary policy and financial conditions, and an escalation of geopolitical risks pose key downside risks to the outlook. To the upside, a swifter decline in inflation, a cut to interest rates and greater cooperation between the US and China on trade and investment would drive faster economic growth.

22	HSBC Bank plc

The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario features a slowdown in GDP growth and a rise in unemployment across our major markets in 2023, relative to 2022.
Global GDP forecasts have been raised in recent quarters, due to stronger-than-expected growth in 1Q23, underpinned by resilience in household consumption. Nevertheless, the outlook for the remainder of 2023 and the beginning of 2024 remains subdued as high inflation continues to erode disposable income and curtail investment.
The Central scenario assumes that inflation gradually declines through 2023 and only reverts to central bank target ranges in 2025.
Global GDP is expected to grow by 2.0% in 2023 in the Central scenario. The average rate of global GDP growth is expected to be 2.6% over the forecast period, slightly below the 2.8% average five-year growth rate expectation prior to the onset of the pandemic.
Across the key markets, the Central scenario assumes the following:
–In the UK, persistently high inflation and wage growth has caused a significant reappraisal of interest rate expectations. A substantially higher terminal rate for interest rates implies a bigger impact on confidence, discretionary income and investment. We have sought to reflect this in an updated Central scenario, which incorporates a recession for the UK that begins in the second half of 2023 and persists into 2024.
–In the remainder of western Europe, economic growth is expected to slow in the second half of 2023 as tighter monetary policy and elevated inflation squeeze corporate margins and households’ real disposable income. Tighter financial conditions are expected to weigh on credit growth.
–Unemployment is expected to rise gradually in most of our key markets from 2022 levels as economic growth slows.
–Inflation is expected to remain above central bank targets in our key markets in 2023 as core inflation and food prices remain high. Inflation is subsequently expected to converge back to central bank targets over the next two years of the forecast.
–Policy interest rates in key markets are expected to peak later this year following rapid tightening cycles over the past 18 months to bring inflation back towards its targets. Thereafter, they are expected to fall slowly and remain at higher levels than they were pre-pandemic. In the UK, policy interest rates are forecast to rise until the end of the year and remain high for an extended period of time.
–The Brent crude oil price is expected to average $77 per barrel in 2023, before dropping back as demand weakens. Over the entire projection the oil price is expected to average $69 per barrel.
The Central scenario was created from consensus forecasts available in May, and market-based projections updated in June. For the UK, significant UK variables, including GDP, unemployment and policy rates were updated in late June.

The following table describes key macroeconomic variables assigned in the consensus Central scenario.

Consensus Central scenario
	UK	France
GDP (annual average growth rate, %)
2023	0.0	0.5
2024	(0.6)	1.0
2025	1.0	1.5
2026	1.6	1.6
2027	1.4	1.5
5-year average[1]	0.8	1.3
Unemployment rate (%)
2023	4.2	7.4
2024	4.7	7.4
2025	4.5	7.2
2026	4.4	7.3
2027	4.5	7.0
5-year average[1]	4.5	7.2
House prices (annual average growth rate, %)
2023	(1.3)	0.7
2024	(5.7)	0.6
2025	(1.9)	3.1
2026	3.2	3.8
2027	2.7	3.7
5-year average[1]	(0.6)	2.5
Inflation (annual average growth rate, %)
2023	7.5	5.3
2024	2.8	2.6
2025	1.8	1.9
2026	1.9	1.9
2027	2.1	1.9
5-year average[1]	2.5	2.3
1 The five-year average is calculated over a projected period of 20 quarters, from 3Q23 to 2Q28.
The graphs compare the respective Central scenario with current economic expectations beginning in the second quarter of 2023.
GDP growth: Comparison of Central scenarios

UK
Note: Real GDP shown as year-on-year percentage change.

HSBC Bank plc	23

Risk

France
Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
The consensus Upside scenario features stronger growth, lower unemployment and a faster fall in inflation compared with the Central scenario. Asset prices, including housing also rise more quickly in this scenario. Other upside risk themes include a de-escalation of geographical tensions and looser financial conditions.
The following table describes key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario (3Q23-2Q28)
	UK		France
GDP level (%, start-to-peak)[1]	8.7	(2Q28)	10.1	(2Q28)
Unemployment rate (%, min)[2]	3.0	(2Q25)	6.2	(2Q25)
House price index (%, start-to-peak)[1]	5.7	(2Q28)	17.1	(2Q28)
Inflation rate (YoY % change, min)[3]	1.0	(2Q24)	1.4	(3Q24)
1 Cumulative change to the highest level of the series during the 20-quarter projection.
2 Lowest projected unemployment rate in the scenario.
3 Lowest projected year-on-year percentage change in inflation in the scenario.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. High inflation and the monetary policy response remain key concerns for global growth. While supply chain disruptions, caused by the Covid-19 pandemic and the Russia-Ukraine war are easing helping to reduce headline price inflation across many markets, core inflation remains high. This reflects tight labour markets, which is putting upward pressure on wages, and resilience in demand. In turn, it raises the risk of a more forceful policy response from central banks, encompassing a steeper trajectory for interest rates, a higher terminal rate and ultimately, economic recession.
The rapid increase in interest rates has already led to a repricing of asset valuations, as corporate and household borrowers face steep increases in debt service costs. Policymakers have also raised concerns that, following the collapse of several US regional banks, financial conditions could tighten further, acting as another constraint on activity. Insolvencies and default rates could rise sharply as businesses find it difficult to refinance, and cash buffers diminish amid weaker demand.
In the consensus Downside scenario, economic activity is considerably weaker compared with the Central scenario, driven by an intensification of geopolitical risks that aggravate supply chain disruptions and cause global energy and other commodity prices to rise. In this scenario, the economies of our key markets experience moderate recession, unemployment rates increase, and asset prices fall.
The following table describes key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario (3Q2023-2Q2028)
	UK		France
GDP level (%, start-to-trough)[1]	(3.2)	(3Q25)	(0.4)	(2Q24)
Unemployment rate (%, max)[2]	6.2	(4Q24)	8.5	(1Q24)
House price index (%, start-to-trough)[1]	(16.6)	(2Q25)	(1.3)	(2Q24)
Inflation rate (YoY % change, max)[3]	7.0	(3Q23)	5.6	(3Q23)
1 Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment rate in the scenario.
3 The highest projected year-on-year percentage change in inflation in the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic risk distribution. It incorporates the simultaneous crystallisation of a number of risks. The narrative features an escalation in geopolitical tensions, which leads to further disruptions to supply chains. This creates additional upward pressure on inflation, prompting central banks to keep interest rates higher than in the Central scenario. However, demand subsequently falls sharply and unemployment rises before inflation pressures subside.
The following table describes key macroeconomic variables in the Downside 2 scenario.

Downside 2 scenario (3Q2023-2Q2028)
	UK		France
GDP level (%, start-to-trough)[1]	(7.7)	(4Q24)	(7.1)	(3Q24)
Unemployment rate (%, max)[2]	9.0	(4Q24)	10.0	(3Q25)
House price index (%, start-to-trough)[1]	(40.8)	(3Q25)	(12.1)	(4Q25)
Inflation rate (YoY % change, max)[3]	10.3	(4Q23)	9.9	(4Q23)
1 Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment rate in the scenario.
3 The highest projected year-on-year percentage change in inflation in the scenario.
Scenario weightings
In reviewing the economic situation, as well as the level of uncertainty and risk, management has considered both global and country-specific factors. This has led management to assigning scenario probabilities that are tailored to its view of uncertainty in individual markets.
In second quarter of 2023 the level of certainty attached to the Central scenario was assessed to have increased compared with previous quarters. It was noted that:
–the dispersion of external economic forecasts had narrowed.
–there has been stabilisation of a number of key risk drivers; and
–the current Central scenario forecasts are sufficiently reflective of weak GDP growth prospects.
As a result, it was decided that having previously reduced the probability weights assigned to the Central scenario for each of our major markets, the weightings should increase and revert to the standard weight of 75%.
The upside potential in major markets is considered to be limited by current inflation and monetary policy trends. Management therefore assigned only 5% to the Upside scenario in these markets. The remaining 20% weighting is assigned across our two Downside scenarios to reflect the continued downside risks posed by inflation and monetary policy.
For the UK, uncertainty generated by shifting interest rate expectations was addressed with revisions to scenario variables. The weighting assigned to the UK Central scenario therefore aligns to the standard weight.

24	HSBC Bank plc

The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard Weights	UK	France
2Q23
Upside	10.0	5.0	5.0
Central	75.0	75.0	75.0
Downside	10.0	15.0	15.0
Downside 2	5.0	5.0	5.0

4Q22
Upside	10.0	5.0	5.0
Central	75.0	60.0	60.0
Downside	10.0	25.0	25.0
Downside 2	5.0	10.0	10.0
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in the UK and France.

UK

France
Note: Real GDP shown as year-on-year percentage change.

Critical accounting estimates and judgements
The calculation of ECL under IFRS 9 involves significant judgements, assumptions and estimates at 30 June 2023. These included:
–the selection of economic scenarios, given rapidly changing economic conditions and a wide distribution of economic forecasts; and
–estimating the economic effects of those scenarios on ECL, particularly the effect of interest rates and inflationary pressures in specific sectors.

How economic scenarios are reflected in ECL calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail loans and portfolios are set out on page 50 of the Annual Report and Accounts 2022. Models are used to reflect economic scenarios on ECL estimates. These models are based largely on historical observations and correlations with default.
Economic forecasts and ECL model responses to these forecasts are subject to a degree of uncertainty. The models continue to be supplemented by management judgemental adjustments where required.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically increases or decreases to the modelled ECL at either a customer, segment or portfolio level to account for late-breaking events, model and data limitations and deficiencies, and expert credit judgement applied during management review and challenge. These include refining model inputs and outputs, and using adjustments to ECL based on management judgement and higher levels of quantitative analysis for impacts that are difficult to model. The effects of management judgemental adjustments are considered for both balances and ECL, and will consider any changes to stage allocation where appropriate. This is in accordance with the internal adjustments framework.
The wholesale and retail management judgemental adjustments are presented as part of the internal review and challenge committees, and are subject to further second line review, where significant. This is in line with the governance process for IFRS 9 as set out on page 36 of the Annual Report and Accounts 2022. We have internal governance in place to monitor management judgemental adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of the management judgemental adjustments continue to evolve with the economic environment as new risks emerge.
Management judgemental adjustments made in estimating the reported ECL at 30 June 2023 are set out in the following table.

Management judgemental adjustments to ECL at 30 Jun 2023[1]
	Retail	Wholesale	Total
	£m	£m	£m
Banks, sovereigns, government entities and low risk counterparties	(14)	11	(3)
Corporate lending adjustments	—	(187)	(187)
Retail lending Inflation-related adjustments	7	—	7
Other macroeconomic-related adjustments	2	—	2
Other retail lending adjustments	12	—	12
Total	7	(176)	(169)

Management judgemental adjustments to ECL at 31 Dec 2022[1]
	Retail	Wholesale	Total
	£m	£m	£m
Banks, sovereigns, government entities and low risk counterparties	(16)	(2)	(18)
Corporate lending adjustments	—	(100)	(100)
Retail lending Inflation-related adjustments	8	—	8
Other macroeconomic-related adjustments	3	—	3
Other retail lending adjustments	7	—	7
Total	2	(102)	(100)
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were a decrease to modelled ECL of £176m (31 December 2022:£102m).

HSBC Bank plc	25

Risk

–Adjustments to banks, sovereigns, government entities and low risk counterparties were an increase to modelled ECL of £11m
(31 December 2022: £2m decrease) mostly due to management overlay on Russian Bank exposure due to sanctions, partially offset by monthly adjustments for bank and sovereign exposures secured by export credit agency guarantees.
–Adjustments to corporate credit risk exposures decreased allowances by £187m (31 December 2022: £100m). These adjustments include £181m other adjustments that reduced allowances, notably those to reflect export credit agency guarantees that mitigate credit risk and £6m of additional credit judgement adjustments due to model limitation.
In the retail portfolio, management judgemental adjustments were an ECL increase of £7m at 30 June 2023 (31 December 2022: £2m).
–Inflation-related adjustments increased ECL by £7m (31 December 2022: £8m). These adjustments addressed where country-specific inflation risks were not fully captured by the modelled output.
–Other macroeconomic-related adjustments increased ECL by £2m (31 December 2022: £3m). These adjustments were primarily in relation to country-specific risks related to future macroeconomic conditions.
–Other retail lending adjustments increased ECL by £12m (31 December 2022: £7m) reflecting all other data, model and management judgemental adjustments.
–Banks, sovereigns, government entities and low risk counterparties adjustments decreased ECL by £14m
(31 December 2022: £16m). These adjustments related to the realignment of PD between reporting and origination date for certain parts of the portfolio.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL for financial instruments related to defaulted (stage 3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of ECL for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

Wholesale and retail sensitivity
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each scenario and scope of sensitivity. The results tables exclude portfolios held by the insurance and private banking business and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
For both retail and wholesale portfolios, the gross carrying amount and nominal amount of financial instruments are the same under each scenario. For exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2]
	UK	France
ECL of loans and advances to customers at 30 June 2023	£m	£m
Reported ECL	103	60
Consensus scenarios
Central scenario	86	56
Upside scenario	69	49
Downside scenario	115	69
Downside 2 scenario	409	85
Gross carrying amount	134,418	133,984

IFRS 9 ECL sensitivity to future economic conditions (continued)[1,2]
	UK	France[3]
ECL of loans and advances to customers at 31 December 2022	£m	£m
Reported ECL	84	94
Consensus scenarios
Central scenario	64	87
Upside scenario	51	77
Downside scenario	91	104
Downside 2 scenario	271	124
Gross carrying amount	143,037	148,417
1    ECL sensitivity includes off-balance sheet financial instruments that are subject to significant measurement uncertainty.
2    Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3 Classified as ‘assets held for sale’ at 31 December 2022.
At 30 June 2023, the highest level of 100% weighted ECL was observed in the UK. This higher ECL impact was largely driven by significant exposure in this region. In the wholesale portfolio, off-balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and consequently the ECL sensitivity impact is lower in relation to its nominal amount when compared with an on-balance sheet exposure with similar risk profile. Compared with 31 December 2022, the Downside 2 ECL impact was higher in UK. In the UK, the increase in Downside 2 ECL impact is mostly reflective of the heightened macro economic uncertainty driven by the high inflation and interest rate environment.

26	HSBC Bank plc

Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France
ECL of loans and advances to customers at 30 June 2023	£m	£m
Reported ECL	6	78
Consensus scenarios
Central scenario	6	78
Upside scenario	5	76
Downside scenario	6	80
Downside 2 scenario	11	82
Gross carrying amount	2,016	17,681

	UK	France[2]
ECL of loans and advances to customers at 31 December 2022	£m	£m
Reported ECL	7	87
Consensus scenarios
Central scenario	6	86
Upside scenario	6	84
Downside scenario	7	88
Downside 2 scenario	12	92
Gross carrying amount	2,037	18,987
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2 Classified as ‘assets held for sale’ at 31 December 2022.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayments’ represent the impact from volume movements within the group’s lending portfolio.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	168,371	(71)	18,059	(200)	2,536	(962)	3	—	188,969	(1,233)
Transfers of financial instruments:	(672)	(28)	309	53	363	(25)	—	—	—	—
– transfers from stage 1 to stage 2	(8,895)	7	8,895	(7)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	8,403	(35)	(8,403)	35	—	—	—	—	—	—
– transfers to stage 3	(188)	—	(283)	28	471	(28)	—	—	—	—
– transfers from stage 3	8	—	100	(3)	(108)	3	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	27	—	(17)	—	—	—	—	—	10
New financial assets originated or purchased	18,768	(18)	—	—	—	—	—	—	18,768	(18)
Asset derecognised (including final repayments)	(14,859)	1	(1,421)	10	(117)	24	—	—	(16,397)	35
Changes to risk parameters – further lending/repayments	(11,549)	17	1,201	(39)	(7)	13	(1)	—	(10,356)	(9)
Changes to risk parameters – credit quality	—	1	—	35	—	(106)	—	—	—	(70)
Changes to model used for ECL calculation	—	—	—	(12)	—	—	—	—	—	(12)
Assets written off	—	—	—	—	(122)	122	—	—	(122)	122
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange	(3,670)	1	(339)	3	(69)	23	—	—	(4,078)	27
Others[2,3,4]	17,580	(4)	1,880	(14)	200	(57)	—	—	19,660	(75)
At 30 Jun 2023	173,969	(74)	19,689	(181)	2,784	(968)	2	—	196,444	(1,223)
ECL income statement change for the period		28		(23)		(69)		—		(64)
Recoveries										3
Others										(7)
Total ECL income statement change for the period										(68)

HSBC Bank plc	27

Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
	At 30 Jun 2023		Half-year ended 30 Jun 2023
	Gross carrying/ nominal amount	Allowance for ECL	ECL release/(charge)
	£m	£m	£m
As above	196,444	(1,223)	(68)
Other financial assets measured at amortised cost	271,209	(50)	2
Non-trading reverse purchase agreement commitments	48,489	—	—
Performance and other guarantee not considered for IFRS 9	—	—	7
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	516,142	(1,273)	(59)
Debt instruments measured at FVOCI	30,718	(24)	1
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,297)	(58)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. At 30 June 2023, this amount decreased by £0.4bn and were classified as stage 1 with no ECL.
3    Total includes £427m of gross carrying loans and advances to customers and banks, which were classified to assets held for sale and a corresponding allowance for ECL of £45bn reflecting business disposals as disclosed in Note 11: ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 56.
4 Total includes £20.8bn of gross carrying loans and advances, which were classified from assets held for sale and a corresponding allowance for ECL of £76m, reflecting the planned sale of our retail banking operations in France no longer meeting the definition of held for sale. For further details, see Note 11: ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 56.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
	Non-credit impaired				Credit Impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	179,612	(118)	17,471	(188)	2,779	(923)	2	(2)	199,864	(1,231)
Transfers of financial instruments:	(14,449)	(26)	13,625	59	824	(33)	—	—	—	—
– transfers from stage 1 to stage 2	(25,027)	15	25,027	(15)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	10,847	(42)	(10,847)	42	—	—	—	—	—	—
– transfers to stage 3	(340)	2	(600)	35	940	(37)	—	—	—	—
– transfers from stage 3	71	(1)	45	(3)	(116)	4	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	29	—	(24)	—	(10)	—	—	—	(5)
New financial assets originated or purchased	47,763	(30)	—	—	—	—	—	—	47,763	(30)
Asset derecognised (including final repayments)	(27,882)	4	(2,625)	13	(442)	110	—	—	(30,949)	127
Changes to risk parameters – further lending/repayments	(9,969)	33	(8,645)	16	(261)	(20)	1	—	(18,874)	29
Changes to risk parameters – credit quality	—	32	—	(101)	—	(318)	—	2	—	(385)
Changes to model used for ECL calculation	—	4	—	10	—	—	—	—	—	14
Assets written off	—	—	—	—	(165)	165	—	—	(165)	165
Credit related modifications that resulted in derecognition	—	—	—	—	(1)	1	—	—	(1)	1
Foreign exchange	5,764	(3)	744	(11)	88	(34)	—	—	6,596	(48)
Others[2,3]	(12,468)	4	(2,511)	26	(286)	100	—	—	(15,265)	130
At 31 Dec 2022	168,371	(71)	18,059	(200)	2,536	(962)	3	—	188,969	(1,233)
ECL income statement change for the period		72		(86)		(238)		2		(250)
Recoveries										2
Others										28
Total ECL income statement change for the period										(220)

28	HSBC Bank plc

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
	At 31 Dec 2022		12 months ended 31 Dec 2022
	Gross carrying/nominal amount	Allowance for ECL	ECL release/(charge)
	£m	£m	£m
As above	188,969	(1,233)	(220)
Other financial assets measured at amortised cost	269,755	(137)	(3)
Non-trading reverse purchase agreement commitments	33,684	—	—
Performance and other guarantees not considered for IFRS 9			6
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	492,408	(1,370)	(217)
Debt instruments measured at FVOCI	29,248	(24)	(5)
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,394)	(222)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. At 31 December 2022, these amounted to £4bn and were classified as stage 1 with no ECL.
3 Total includes £21bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale and a corresponding allowance for ECL of £131m reflecting business disposals as disclosed in Note 34 ‘Assets held for sale and liabilities of disposal groups held for sale’ of the Annual Report and Accounts 2022.
Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, together with the financial risks arising from the provision of pensions and other post-employment benefits to staff and their dependants. Treasury risk also includes the risk to our earnings or capital due to non-trading book foreign exchange exposures and changes in market interest rates.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.
Approach and policy
Our objective in the management of treasury risk is to maintain appropriate levels of capital, liquidity, funding, foreign exchange and market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury management is driven by our strategic and organisational requirements, considering the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory requirements at all times.
Our policy is underpinned by our risk management framework, our internal capital adequacy assessment process (‘ICAAP’) and our internal liquidity adequacy assessment process (‘ILAAP’). The risk framework incorporates several measures aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, non-trading book foreign exchange risk, and interest rate risk in the banking book.
A summary of our current policies and practices regarding the management of treasury risk is set out on pages 76 to 79 of the Annual Report and Accounts 2022.
Treasury risk management
Key developments in the first half of 2023
–Following high-profile US and Swiss banking failures in the first quarter of 2023, we validated our existing risk management practices including stress testing and limit setting. We also reviewed our liquidity monitoring and metric assumptions as part of our ILAAP cycle to ensure they continued to cover observed and emerging risks.
–We continued to improve our analysis and understanding of the drivers of capital volatility and the underlying sensitivities, ensuring these are actively considered in our risk appetite and limit setting processes.
–As announced by the BoE’s Financial Policy Committee (‘FPC’), the UK countercyclical capital buffer rate increased from 1% to 2%, effective July 2023 in line with the usual 12‑month implementation lag.
–We continued to increase the stabilisation of our Net Interest Income (‘NII’) as interest rate expectations fluctuated, driven by central bank rate increases and a reassessment of the trajectory of inflation in major economies.
–During 1Q23, the significant interest rate rises in France resulted in the completion of the planned sale of our retail banking operations in France becoming less certain, as the capital required to be held by the buyer at completion of the transaction was expected to increase significantly. As a result, we were required to change the accounting classification of our retail banking operations in France to no longer be classified as held for sale. The impairment on classifying the disposal as held for sale, which had resulted in an approximately 1.6 percentage point reduction in our CET1 ratio last year, was reversed. In June 2023, we agreed new terms for the sale of these operations that will involve HSBC retaining a portfolio of loans. The transaction remains subject to information and consultation processes with respective works councils and regulatory approvals, and the parties aim to complete the transaction on 1 January 2024. An estimated pre-tax loss of up to £1.7bn would be recognised in the second half of 2023 if the retail operations in France were reclassified as held for sale.
For quantitative disclosures on capital ratios, own funds and RWAs, see pages 31 to 32.
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is supported by a global capital management framework. The framework sets out our approach to determining key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), and leverage ratio. Our ICAAP is an assessment of the group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from our business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, interest rate risk in the banking book and Group risk. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
We aim to ensure that management has oversight of our liquidity and funding risks at Group and entity level through robust governance, in line with our risk management framework. We manage liquidity and funding risk at an operating entity level, in accordance with globally consistent policies, procedures and reporting standards. This ensures

HSBC Bank plc	29

Risk

that obligations can be met in a timely manner, in the jurisdiction where they fall due.
Operating entities are required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through our ILAAP, which ensures that operating entities have robust strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively in each major entity. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and application of the HSBC Group’s policies and controls.
Planning and performance
Capital and RWA plans, as well as funding and liquidity plans, form part of the annual financial resource plan that is approved by the Board. Capital and RWA forecasts are submitted to the ALCO on a monthly basis, and capital and RWAs are monitored and managed against the plan.
The Board-level appetite measures for funding and liquidity are the Liquidity Coverage Ratio ('LCR') and net stable funding ratio (‘NSFR’), together with an internal liquidity metric. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives. Our strategy is to allocate capital to businesses to support growth objectives where returns above internal hurdle levels have been identified, and in order to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. We closely monitor future regulatory changes, and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1’).
Regulatory developments
Future changes to our ratios will occur with the implementation of Basel 3.1. The PRA has published its consultation paper on the UK’s implementation, with a proposed implementation date of 1 January 2025.
The PRA has published a consultation paper to remove the CET1 deduction requirement in the PRA Rulebook regarding non-performing exposures that are treated as insufficiently covered by firms’ accounting provisions. The changes are anticipated to come into force in the second half of 2023.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. We are progressing with a comprehensive programme to strengthen our processes, improve consistency and enhance controls across regulatory reports, focusing on our prudential regulatory reporting and other priority regulatory reports globally.
Our ongoing programme of work on our prudential regulatory reports is being phased over a number of years, prioritising RWA, capital and liquidity reporting. This programme includes both data enhancement and the transformation of the reporting systems that they flow into. While this programme continues, there may be further impacts on some of our regulatory ratios, such as CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls. We are also establishing enhanced risk stewardship and assurance over our regulatory reports and have developed a strategic inventory and tooling to drive consistent standards and accountability.
Stress testing and recovery and resolution planning
We use stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, allocation of financial resources, and recovery and resolution planning, as well as to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing by the Bank of England and other regulators. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the ICAAP and ILAAP. The outcomes of regulatory stress testing exercises may inform the setting of regulatory minimum ratios and buffers.
We maintain a recovery plan, which sets out potential options management could take in a range of stress scenarios that could result in a breach of capital or liquidity buffers. The Group recovery plan sets out the framework and governance arrangements to support restoring HSBC to a stable and viable position, and so lowering the probability of failure from either idiosyncratic company-specific stress or systemic market-wide issues. Our recovery plans provide detailed actions that management would consider taking in a stress scenario should its position deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure that we can stabilise our financial position and recover from financial losses in a stress environment.
We also have capabilities, resources and arrangements in place to address the unlikely event that we might not be recoverable and would therefore need to be resolved by regulators. The Group performed the inaugural Resolvability Assessment Framework self-assessment during 2021 to meet the Bank of England’s requirements, which came into effect on 1 January 2022.
Overall, our recovery and resolution planning helps safeguard our financial and operational stability. We are committed to further developing its recovery and resolution capabilities, including in relation to the Bank of England’s RAF.
Measurement of interest rate risk in the banking book processes
Assessment and risk appetite
Interest rate risk in the banking book is the risk of an adverse impact to earnings or capital due to changes in market interest rates. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or held in order to hedge positions held with trading intent. Interest rate risk that can be economically hedged may be transferred to the Markets Treasury business.
Hedging is generally executed through interest rate derivatives or fixed-rate government bonds. Any interest rate risk that Markets Treasury cannot economically hedge is not transferred and will remain within the global business where the risks originate.
The Asset, Liability and Capital Management (‘ALCM’) function uses a number of measures to monitor and control interest rate risk in the banking book, including:
–net interest income sensitivity;
–economic value of equity sensitivity; and
–hold-to-collect-and-sell stressed value at risk.
Net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected net interest income (‘NII’) under varying interest rate scenarios (i.e. simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity level by the ALCO, where one-year and five-year NII sensitivities are forecast across a range of interest rate scenarios.

30	HSBC Bank plc

Projected NII sensitivity figures represent the effect of pro forma movements in projected yield curves based on a static balance sheet size and structure. The exception to this is where the size of the balances or repricing is deemed interest rate sensitive, for example, non-interest-bearing current account migration and fixed-rate loan early prepayment. These sensitivity calculations do not incorporate actions that would be taken by Markets Treasury or in the business that originates the risk to mitigate the effect of interest rate movements. The NII sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario. The sensitivity calculations in the ‘down-shock’ scenarios reflect no floors to the shocked market rates. However, customer product-specific interest rate floors are recognised where applicable.
Economic value of equity sensitivity
Economic value of equity (‘EVE’) represents the present value of the future banking book cash flows that could be distributed to equity providers under a managed run-off scenario. This equates to the current book value of equity plus the present value of future NII in this scenario. EVE can be used to assess the economic capital required to support interest rate risk in the banking book. An EVE sensitivity represents the expected movement in EVE due to pre-specified interest rate shocks, where all other economic variables are held constant. EVE sensitivities are monitored as a percentage of capital resources.
Hold-to-collect-and-sell stressed value at risk
Hold-to-collect-and-sell stressed value at risk (‘VaR’) is a quantification of the potential losses to a 99% confidence level of the portfolio of securities held under a held-to-collect-and-sell business model in the Markets Treasury business. The portfolio is accounted for at fair value through other comprehensive income together with the derivatives held in designated hedging relationships with these securities. This is quantified based on the worst losses over a one-year period going back to the beginning of 2007 and the assumed holding period is 60 days.
Hold-to-collect-and-sell stressed VaR uses the same models as those used for trading book capitalisation and covers only the portfolio managed by Markets Treasury under this business model.
Capital risk in the first half of 2023
Capital overview

Capital adequacy metrics
	At1
	30 Jun	31 Dec
	2023	2022
Risk-weighted assets ('RWAs') (£m)
Credit risk	61,837	66,887
Counterparty credit risk	17,714	17,981
Market risk	14,591	15,822
Operational risk	11,321	11,547
Total RWAs	105,463	112,237
Capital on a transitional basis (£m)
Common equity tier 1 ('CET1') capital	19,747	18,411
Tier 1 capital	23,642	22,304
Total capital	35,671	35,414
Capital ratios on a transitional basis (%)
Common equity tier 1	18.7	16.4
Total tier 1	22.4	19.9
Total capital ratio	33.8	31.6
Leverage ratio (fully phased-in)
Tier 1 capital (£m)	23,642	22,304
Total leverage ratio exposure measure (£m)	431,714	416,814
Leverage ratio (%)	5.5	5.4
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the table above are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements.
Regulatory developments
Basel III Reforms
The Basel Committee on Banking Supervision (‘Basel’) completed the Basel III Reforms (‘the Reforms’) in July 2020. The reforms make significant changes to the way firms calculate risk-weighted assets (‘RWAs’) across all risk types and include the implementation of an RWA floor for banks that use internal models to calculate RWAs.
In Q1 2023, the Prudential Regulation Authority’s (‘PRA’) consultation on the implementation of the Reforms closed. While the PRA’s proposals were generally consistent with Basel, it has proposed some limited adjustments to Basel’s final rules, such as the treatment of unrated corporates under the standardised approach to credit risk, the removal of modelled approaches for sovereign exposures and the calibration of the exposure measure for counterparty risk. It has also proposed to remove certain of the EU’s concessions under the current framework, such as the SME and infrastructure supporting factors, in addition to amending the scope of the EU’s exemptions from the credit valuation adjustment (‘CVA’) charges. The changes are proposed to be implemented on 1 January 2025.
Alongside the PRA’s consultation, His Majesty’s Treasury (‘HMT’) published its own consultation on the implementation of the Reforms. HMT’s consultation primarily focused on the technical and legislative changes necessary to facilitate the implementation by the PRA, including the proposed revocation of certain rules under the current regime that would get replaced by the new rules being proposed by the PRA. It has also consulted on the costs and benefits of improving ratings coverage in the UK.
In the EU, a provisional agreement was reached between the Council, Commission and Parliament on the implementation of the Reforms. Our current expectation is that Reforms will enter into force on
1 January 2025; however, this remains subject to formal confirmation.
The UK’s regulatory framework
The Financial Services and Markets Bill (‘the Act’) received royal assent on 29 June 2023. Amongst other things, post the UK’s departure from the EU, the Act establishes powers for the PRA to set the prudential rules, many of which are currently set out in retained EU law. In response, the PRA published a consultation paper on how it intends to review these rules. In making rules, the PRA is required to apply its new secondary objective under the Act to facilitate the international competitiveness of the UK and its growth in the medium to long term.
Capital Buffers
In Q2 2023, the Financial Policy Committee published its quarterly financial policy summary, in which the UK’s countercyclical buffer rate will be maintained at 2%.
Non-Performing Exposures Capital (‘NPL’) Deduction
In Q1 2023, the PRA published a consultation paper setting out a proposal to remove the Common Equity Tier 1 deduction for under-provisioned NPLs. Final rules are expected in Q4 2023.
Environmental, social and governance (‘ESG’) risk
The Corporate Sustainability Reporting Directive (‘CSRD’) entered into force in Q1 2023 and strengthens the existing rules on non-financial reporting introduced by the 2014 Non-Financial Reporting Directive. It also broadens the scope for EU entities and includes non-EU entities subject to meeting certain criteria. The European Sustainability Reporting Standards under the CSRD was finalised in November 2022 and the EU Commission is expected to adopt the final standards imminently.
In March 2022, the US Securities and Exchange Commission published a consultation on its proposed climate-related disclosures required for both domestic and foreign private issuers. The proposed disclosure requirements cover the broad areas of governance, strategy, risk management and metrics and targets.

HSBC Bank plc	31

Risk

Own funds

Own funds disclosure
		At1
		30 Jun	31 Dec
		2023	2022
Ref*		£m	£m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves^
1	Capital instruments and the related share premium accounts	1,217	1,217
	– ordinary shares	1,217	1,217
2	Retained earnings	16,452	16,177
3	Accumulated other comprehensive income (and other reserves)	778	3,237
5	Minority interests (amount allowed in consolidated CET1)	73	72
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	1,378	(1,459)
6	Common equity tier 1 capital before regulatory adjustments	19,898	19,244
28	Total regulatory adjustments to common equity tier 1	(151)	(833)
29	Common equity tier 1 capital	19,747	18,411
36	Additional tier 1 capital before regulatory adjustments	3,942	3,942
43	Total regulatory adjustments to additional tier 1 capital	(47)	(49)
44	Additional tier 1 capital	3,895	3,893
45	Tier 1 capital	23,642	22,304
51	Tier 2 capital before regulatory adjustments	12,464	13,559
57	Total regulatory adjustments to tier 2 capital	(435)	(449)
58	Tier 2 capital	12,029	13,110
59	Total capital	35,671	35,414
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
*    The references identify the lines prescribed in the template that are applicable and where there is a value.
^    Figures have been prepared on an IFRS 9 transitional basis. At 30 June 2023, the add-back to CET1 capital and the related tax have been not applied as they were immaterial.
At 30 June 2023, our common equity tier 1 ('CET1') capital ratio increased to 18.7% from 16.4% at 31 December 2022. The key drivers of the rise in our CET1 ratio were:
–a 1.3 percentage point increase from RWA decline primarily due to the impact of FX movement and portfolio mix across risk types;
–a 1.9 percentage point increase from gain on reversal of planned sale of our French retail banking business and capital generation through profits;
–a (0.7) percentage point decrease from payment of a special dividend to HSBC Holdings plc.
FX movement, deferred tax and other movements led to a (0.2) percentage points decline in the CET1 ratio.
Throughout 2023, we complied with the PRA's regulatory capital adequacy requirements, including those relating to stress testing.
Risk-weighted assets

RWA movement by key driver
Total RWAs
£m
RWAs at 1 Jan 2023	112,237
Asset size	(491)
Asset quality	(1,279)
Model updates	43
Methodology and policy	(876)
Foreign exchange movement	(4,171)
Total RWA movement	(6,774)
RWAs at 30 Jun 2023	105,463
Asset size
Credit risk RWAs fall of £1.8bn, driven by decrease in corporate lending and other financial assets. Counterparty Credit Risk RWA rose by £1.7bn, driven by increase in cash exposures and Securities Financing Transactions portfolio.
Market risk RWAs fall of £0.3bn is due to decrease in Value at Risk backtesting, partially offset by higher markets volatility (due to the current geopolitical situation) during observed period.
Asset quality
The Asset quality decrease of £1.3bn is primarily driven by the change in the portfolio mix for Credit Risk.
Model updates
The increase is due to implementation of a new Retail EAD model in Credit Risk.
Methodology and policy
The £0.8bn decrease is primarily driven by change in treatment of small and medium enterprises in Credit Risk.
Leverage ratio
Leverage ratio increased to 5.5% at 30 June 2023, from 5.4% at 31 December 2022. The improvement was primarily due to rise in tier 1 capital and downward FX movement driven by strengthening of GBP against EUR, partially, offset by organic increase in SFT exposures.

Leverage ratio
	At
	30 Jun	31 Dec
	2023	2022
	£bn	£bn
Tier 1 capital	23,642	22,304
Total leverage ratio exposure	431,714	416,814
	%	%
Leverage ratio	5.5	5.4
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 30 June 2023 is published on our website, www.hsbc.com/investors.

32	HSBC Bank plc

Market risk in the first half of 2023
Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce the group’s income or the value of its portfolios. There were no material changes to our policies and practices for the management of market risk in the first half of 2023.
We managed market risk prudently in the first half of 2023. Sensitivity exposures remained within appetite as the business pursued its core market-making activity in support of our customers. We continued to undertake hedging activities to protect the business from geopolitical risk, macroeconomic uncertainty and potential future deterioration in credit conditions. Market risk continued to be managed using a complementary set of exposure measures and limits, including Value At Risk (VaR), stress and scenario analysis.
During the first half of 2023, global financial markets continued to be driven by the inflation outlook, expectations of monetary policy tightening and recession risks, coupled with banking distress during March and negotiations over the US debt ceiling in May. Major central banks maintained their restrictive monetary policies throughout 1H23, while falling headline inflation in the US led the Fed to signal that it may be approaching the end of its tightening cycle. Rates markets saw key short-term yields rise over 2Q23, after falling rapidly in the wake of the banking crisis in March. Global equity markets sentiment was driven by resilient corporate earnings and changes in the monetary policy outlook. Main US indices reached their highest in over one year in 2Q23, with large gains in the technology sector and relatively subdued volatility. In foreign exchange markets, the US dollar fluctuated against most other major currencies, in line with the Fed policy and bond yields expectations. Investor sentiment remained mostly resilient in credit markets. High-yield and investment-grade credit spreads tended to narrow as the banking sector stabilised and the likelihood of a US debt downgrade receded.
Trading portfolios
Value at risk of the trading portfolios
The Trading VaR predominantly resides within Market Securities Services where it was £32.8m as at 30 June 2023, compared with £31.2m at 31 December 2022. The Total Trading VaR peaked at £44m in May 2023 and subsequently decreased from the peak level and remained around the average level seen in the first half of the year.
The group’s trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange (‘FX’) and commodity	Interest rate (‘IR’)	Equity (‘EQ’)	Credit spread (‘CS’)	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m	£m	£m
Half-year to 30 Jun 2023	15.9	23.7	10.3	11.9	(28.9)	32.8
Average	12.0	26.1	10.0	8.6	(24.5)	32.3
Maximum	17.0	42.0	14.7	11.9	—	44.0
Minimum	7.0	18.9	7.8	6.2	—	25.6

Half-year to 30 Jun 2022	7.5	10.8	10.7	14.1	(19.9)	23.2
Average	9.7	11.3	9.8	14.2	(21.4)	23.6
Maximum	21.5	14.7	13.3	22.9	—	43.6
Minimum	3.3	8.2	6.8	8.8	—	14.2

Half-year to 31 Dec 2022	7.5	26.4	13.6	8.6	(24.9)	31.2
Average	10.3	19.1	13.6	11.9	(24.2)	30.7
Maximum	17.4	49.2	17.1	19.1	—	60.0
Minimum	5.6	9.3	10.2	7.0	—	20.6
1    Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2    The total VaR is non-additive across risk types due to diversification effect and it includes VaR RNIV.
Back-testing
In the first half of 2023, there were no back-testing exceptions against actual as well as hypothetical profit and losses.
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading VaR includes the interest rate risk in the banking book transferred to and managed by Markets Treasury and the exposures generated by the portfolio of HQLA held by Markets Treasury to meet liquidity requirements.
The non-trading VaR as at 30 June 2023 was £34.5m, driven by interest rate risk in the banking book arising from Markets Treasury and ALCO book positions. The increase in VaR for non-trading activity from £18.6m as at 31 December 2022 was driven by an overall outright duration risk increase in the banking book portfolio. Interest rate yields in G3 countries have continued to rise in Q2 as central banks raise rates and the markets remain volatile as they continue to evaluate risk of inflation and uncertainties surrounding the growth outlook in the global economy. Markets treasury business continued to actively manage the interest rate risk in the portfolio throughout H1.

HSBC Bank plc	33

Risk | Board Changes

The group’s non-trading VaR for the year is shown in the table below.

Non-trading VaR, 99% 1 day
	Interest rate ('IR')	Credit spread ('CS')	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m
Half-year to 30 Jun 2023	30.6	11.1	(7.2)	34.5
Average	23.3	8.7	(6.9)	25.2
Maximum	37.9	13.3	—	37.4
Minimum	14.5	6.1	—	16.9

Half-year to 30 Jun 2022	19.5	5.9	(2.7)	22.7
Average	29.1	6.8	(5.1)	30.8
Maximum	37.6	11.9	—	40.5
Minimum	19.1	4.2	—	22.5

Half-year to 31 Dec 2022	17.1	7.2	(5.6)	18.6
Average	23.6	6.6	(4.8)	25.4
Maximum	39.7	8.7	—	40.9
Minimum	16.3	5.3	—	17.8
1    Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2    The total VaR is non-additive across risk types due to diversification effect.
Insurance manufacturing operations risk
Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate, growth asset, and credit risks, as well as insurance underwriting and operational risks. Liquidity risk, while significant for other parts of the HSBC Group, is relatively minor for our insurance operations.
A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture is provided on page 89 of the Annual Report and Accounts 2022.
Insurance manufacturing operations risk profile in the first half of 2023
The risk profile of our insurance manufacturing operations is assessed in the HSBC Group’s ICAAP based on their financial capacity to support the risks to which they are exposed.
Capital adequacy is assessed on both the HSBC Group’s economic capital basis, and the relevant local insurance regulatory basis. The group’s economic capital basis is largely aligned to European Solvency II regulations. Risk appetite buffers are set to ensure that the operations are able to remain solvent on both bases allowing for business-as-usual volatility and extreme but plausible stress events. In addition, the insurance manufacturing operations manage their market, liquidity, credit, underwriting and non-financial risk exposures to Board-approved risk appetite limits. Overall, at 30 June 2023, the majority of the capital risk positions of our insurance operations were within risk appetite. We continue to monitor these risks closely in the current volatile economic climate.

34	HSBC Bank plc

The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract[1]
	Life Direct Participating and investment DPF contracts	Life other[2]	Other contracts[3]	Shareholder assets and liabilities	Total
	£m	£m	£m	£m	£m
Financial assets	20,794	110	907	1,109	22,920
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	12,127	90	901	642	13,760
– derivatives	120	—	—	5	125
– financial investments – at amortised cost	299	—	—	16	315
– financial investments at fair value through other comprehensive income	7,150	—	—	376	7,526
– other financial assets[4]	1,098	20	6	70	1,194
Insurance contract assets	—	43	—	—	43
Reinsurance contract assets	—	130	—	—	130
Other assets and investment properties	758	1	—	64	823
Total assets at 30 Jun 2023	21,552	284	907	1,173	23,916
Liabilities under investment contracts designated at fair value	—	—	962	—	962
Insurance contract liabilities	19,771	283	—	—	20,054
Reinsurance contract liabilities	—	30	—	—	30
Deferred tax	—	5	—	—	5
Other liabilities	—	—	—	1,856	1,856
Total liabilities	19,771	318	962	1,856	22,907
Total equity	—	—	—	1,009	1,009
Total liabilities and equity at 30 Jun 2023	19,771	318	962	2,865	23,916

Financial assets	20,623	93	883	1,156	22,755
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	11,562	85	883	634	13,164
– derivatives	232	—	—	11	243
– financial investments – at amortised cost	298	—	—	20	318
– financial investments at fair value through other comprehensive income	7,497	—	—	394	7,891
– other financial assets[4]	1,034	8	—	97	1,139
Insurance contract assets	—	43	—	—	43
Reinsurance contract assets	—	121	—	—	121
Other assets and investment properties	726	13	—	131	870
Total assets at 31 Dec 2022	21,349	270	883	1,287	23,789
Liabilities under investment contracts designated at fair value	—	—	944	—	944
Insurance contract liabilities	19,719	285	—	—	20,004
Reinsurance contract liabilities	—	33	—	—	33
Deferred tax	—	—	—	—	—
Other liabilities	—	—	—	1,837	1,837
Total liabilities	19,719	318	944	1,837	22,818
Total equity	—	—	—	971	971
Total liabilities and equity at 31 Dec 2022	19,719	318	944	2,808	23,789
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated accordingly.
2 ‘Life other’ mainly includes protection type contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life participating and investment discretionary participation feature ('DPF') contracts.
3 ‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
4 Comprise mainly loans and advances to banks, cash and inter-company balances with other non-insurance legal entities.

Board Changes
David Watts is expected to step down as Chief Financial Officer and as a Director of the HSBC Bank plc Board on 31 October 2023. The Company is in the process of identifying a suitable successor.

HSBC Bank plc	35

Interim condensed financial statements

Interim condensed financial statements
Contents

36	Consolidated income statement
37	Consolidated statement of comprehensive income
38	Consolidated balance sheet
39	Consolidated statement of changes in equity
41	Consolidated statement of cash flows
Consolidated income statement

	Half-year to1
	30 Jun	30 Jun
	2023	2022
	£m	£m
Net interest income	1,140	991
– interest income	7,973	2,105
– interest expense	(6,833)	(1,114)
Net fee income	674	662
– fee income	1,358	1,306
– fee expense	(684)	(644)
Net income from financial instruments held for trading or managed on a fair value basis	1,784	1,545
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	637	(1,326)
Gains/(losses) recognised on Assets held for sale[2]	1,737	(219)
Insurance finance (expense)/income	(635)	1,168
Insurance service result	74	62
– Insurance revenue	188	177
– Insurance service expense	(114)	(115)
Other operating income	49	60
Total operating income	5,460	2,943
Net operating income before change in expected credit losses and other credit impairment charges[3]	5,460	2,943
Change in expected credit losses and other credit impairment charges	(58)	(187)
Net operating income	5,402	2,756
Total operating expenses	(2,507)	(2,532)
– employee compensation and benefits	(842)	(809)
– general and administrative expenses	(1,662)	(1,657)
– depreciation and impairment of property, plant and equipment and right of use assets	(11)	(44)
– amortisation and impairment of intangible assets	8	(22)
Operating profit	2,895	224
Share of loss in associates and joint ventures	(35)	(21)
Profit before tax	2,860	203
Tax expense	(657)	(24)
Profit for the period	2,203	179
Profit attributable to the parent company	2,193	175
Profit attributable to non-controlling interests	10	4
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated accordingly.
2    Reversal of the £1.7bn impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.
3    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
The accompanying notes on pages 42 to 61, the ‘Summary of financial instruments to which the impairment requirements in IFRS 9 are applied’, ‘Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector’, and ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’ tables in the ‘Credit risk’ section form an integral part of these condensed financial statements.

36	HSBC Bank plc

Consolidated statement of comprehensive income

	Half-year to1
	30 Jun	30 Jun
	2023	2022
	£m	£m
Profit for the period	2,203	179
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value though other comprehensive income	125	(1,516)
– fair value gains/(losses)	174	(2,071)
– fair value (gains)/losses transferred to the income statement on disposal	(4)	1
– expected credit losses recognised in income statement	—	5
– income taxes	(45)	549
Cash flow hedges	(257)	(433)
– fair value (losses)/gains	(458)	(614)
– fair value losses/(gains) reclassified to the income statement	102	26
– income taxes	99	155
Finance (expenses)/income from insurance contracts	(84)	1,054
– before income taxes	(113)	1,421
– income taxes	29	(367)
Exchange differences and other	(419)	354
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(1)	64
– before income taxes	(21)	83
– income taxes	20	(19)
Equity instruments designated at fair value through other comprehensive income	—	1
– fair value gains	—	1
– income taxes	—	—
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(90)	365
– before income taxes	(123)	508
– income taxes	33	(143)
Other comprehensive expense for the period, net of tax	(726)	(111)
Total comprehensive income for the period	1,477	68
Attributable to:
– the parent company	1,471	67
– non-controlling interests	6	1
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

HSBC Bank plc	37

Interim condensed financial statements

Consolidated balance sheet

	At1
	30 Jun	31 Dec
	2023	2022
	£m	£m
Assets
Cash and balances at central banks	116,461	131,433
Items in the course of collection from other banks	1,931	2,285
Trading assets	88,219	79,878
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	16,502	15,881
Derivatives	203,664	225,238
Loans and advances to banks	15,112	17,109
Loans and advances to customers	88,708	72,614
Reverse repurchase agreements – non-trading	77,246	53,949
Financial investments	38,314	32,604
Assets held for sale[2]	1,170	21,214
Prepayments, accrued income and other assets	72,745	61,444
Current tax assets	1,128	595
Interests in associates and joint ventures	691	728
Goodwill and intangible assets	118	91
Deferred tax assets	1,228	1,583
Total assets	723,237	716,646
Liabilities and equity
Liabilities
Deposits by banks	24,567	20,836
Customer accounts	229,274	215,948
Repurchase agreements – non-trading	47,568	32,901
Items in the course of transmission to other banks	2,260	2,226
Trading liabilities	45,553	41,265
Financial liabilities designated at fair value	31,446	27,282
Derivatives	199,448	218,867
Debt securities in issue	8,605	7,268
Liabilities of disposal groups held for sale[2]	1,178	24,711
Accruals, deferred income and other liabilities	74,768	67,020
Current tax liabilities	193	130
Insurance contract liabilities	20,054	20,004
Provisions	334	424
Deferred tax liabilities	3	3
Subordinated liabilities	14,096	14,528
Total liabilities	699,347	693,413
Equity
Total shareholders’ equity	23,756	23,102
– called up share capital	797	797
– share premium account	420	420
– other equity instruments	3,930	3,930
– other reserves	(7,044)	(6,413)
– retained earnings	25,653	24,368
Non-controlling interests	134	131
Total equity	23,890	23,233
Total liabilities and equity	723,237	716,646
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    Includes businesses classified as held-for-sale as part of a broader restructuring of our European business. Refer to Note 11 'Assets held for sale and liabilities of disposal groups held for sale' on page 56.

38	HSBC Bank plc

Consolidated statement of changes in equity1

				Other reserves
	Called up share capital & share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedg-ing reserve	Foreign ex-change reserve	Group reorgan-isation reserve (‘GRR’)[5]	Insur-ance finance reserve	Total share- holders’ equity	Non-control-ling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	1,217	3,930	24,368	(278)	(950)	1,613	(7,692)	894	23,102	131	23,233
Profit for the period	—	—	2,193	—	—	—	—		2,193	10	2,203
Other comprehensive income/(expense) (net of tax)	—	—	(91)	125	(257)	(415)	—	(84)	(722)	(4)	(726)
– debt instruments at fair value through other comprehensive income	—	—	—	125	—	—	—		125	—	125
– equity instruments designated at fair value through other comprehensive income	—	—	—	—	—	—	—		—	—	—
– cash flow hedges	—	—	—	—	(257)	—	—		(257)	—	(257)
– remeasurement of defined benefit asset/liability	—	—	(1)	—	—	—	—		(1)	—	(1)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[2]	—	—	(90)	—	—	—	—		(90)	—	(90)
– insurance finance income/ (expense) recongnised in other comprehensive income	—	—	—	—	—	—	—	(84)	(84)	—	(84)
– exchange differences	—	—	—	—	—	(415)	—	—	(415)	(4)	(419)
Total comprehensive income/(expense) for the period	—	—	2,102	125	(257)	(415)	—	(84)	1,471	6	1,477
Dividends paid[3]	—	—	(816)	—	—	—	—		(816)	(3)	(819)
Net impact of equity-settled share-based payments	—	—	(7)	—	—	—	—	—	(7)	—	(7)
Change in business combinations and other movements	—	—	6	—	—	—	—	—	6	—	6
At 30 Jun 2023	1,217	3,930	25,653	(153)	(1,207)	1,198	(7,692)	810	23,756	134	23,890

As on 31 Dec 2021	797	3,722	24,735	1,081	(7)	948	(7,692)	—	23,584	131	23,715
IFRS 17 Transition	—	—	(578)	522	—	—	—	(514)	(570)	—	(570)
At 1 Jan 2022	797	3,722	24,157	1,603	(7)	948	(7,692)	(514)	23,014	131	23,145
Profit for the period	—	—	175	—	—	—	—		175	4	179
Other comprehensive income/(expense) (net of tax)	—	—	429	(1,510)	(433)	352	—	1,054	(108)	(3)	(111)
– debt instruments at fair value through other comprehensive income	—	—	—	(1,511)	—	—	—	—	(1,511)	(5)	(1,516)
– equity instruments designated at fair value through other comprehensive income	—	—	—	1	—	—	—	—	1	—	1
– cash flow hedges	—	—	—	—	(433)	—	—	—	(433)	—	(433)
– remeasurement of defined benefit asset/liability	—	—	64	—	—	—	—	—	64	—	64
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[2]	—	—	365	—	—	—	—	—	365	—	365
– insurance finance income/ (expense) recongnised in other comprehensive income	—	—	—	—	—	—	—	1,054	1,054	—	1,054
– exchange differences	—	—	—	—	—	352	—	—	352	2	354
Total comprehensive income/(expense) for the period	—	—	604	(1,510)	(433)	352	—	1,054	67	1	68
Capital securities issued during the period	—	208	—	—	—	—	—	—	208	—	208
Dividends paid[3]	—	—	(59)	—	—	—	—	—	(59)	(2)	(61)
Net impact of equity-settled share-based payments	—	—	(3)	—	—	—	—	—	(3)	—	(3)
Change in business combinations and other movements	—	—	(24)	1	—	—	—	—	(23)	—	(23)
At 30 Jun 2022	797	3,930	24,675	94	(440)	1,300	(7,692)	540	23,204	130	23,334

HSBC Bank plc	39

Interim condensed financial statements

Consolidated statement of changes in equity1 (continued)

				Other reserves
	Called up share capital & share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign ex-change reserve	Group reorgan-isation reserve (‘GRR’)[5]	Insur-ance finance reserve	Total share- holders’ equity	Non-control-ling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jul 2022	797	3,930	24,675	94	(440)	1,300	(7,692)	540	23,204	130	23,334
Loss for the period	—	—	(738)	—	—	—	—	—	(738)	6	(732)
Other comprehensive income (net of tax)	—	—	(62)	(371)	(510)	313	—	354	(276)	5	(271)
– debt instruments at fair value through other comprehensive income	—	—	—	(370)	—	—	—	—	(370)	—	(370)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(1)	—	—	—	—	(1)	—	(1)
– cash flow hedges	—	—	—	—	(510)	—	—	—	(510)	—	(510)
– remeasurement of defined benefit asset/liability	—	—	(26)	—	—	—	—	—	(26)	—	(26)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[2]	—	—	(36)	—	—	—	—	—	(36)	—	(36)
– insurance finance income/ (expense) recongnised in other comprehensive income	—	—	—	—	—	—	—	354	354	—	354
– exchange differences	—	—	—	—	—	313	—	—	313	5	318
Total comprehensive income/(expense) for the period	—	—	(800)	(371)	(510)	313	—	354	(1,014)	11	(1,003)
Capital securities issued during the period	420	—	—	—	—	—	—	—	420	—	420
Dividends paid[3]	—	—	(993)	—	—	—	—	—	(993)	—	(993)
Net impact of equity-settled share-based payments	—	—	8	—	—	—	—	—	8	—	8
Capital contribution[4]	—	—	1,465	—	—	—	—	—	1,465	—	1,465
Change in business combinations and other movements	—	—	13	(1)	—	—	—	—	12	(10)	2
At 31 Dec 2022	1,217	3,930	24,368	(278)	(950)	1,613	(7,692)	894	23,102	131	23,233
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2 The cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a gain of £166m (H1 2022 :was a gain of £320m and H2 2022: loss of £28m).
3    The dividends to the parent company includes dividend on ordinary share capital £750m (H1 2022: nil and H2 2022: £850m), coupon payment on additional tier 1 instrument £66m (H1 2022: £59m and H2 2022: £143m).
4    HSBC Holdings plc injected £1.5bn of CET1 capital into HSBC Bank plc during November 2022 which in turn injected into HSBC Continental Europe for funding the acquisition of HSBC Bank Malta plc and HSBC Trinkaus & Burkhardt GmbH.
5 The Group reorganisation reserve ('GRR') is an accounting reserve resulting from the ring-fencing implementation.

40	HSBC Bank plc

Consolidated statement of cash flows

	Half-year to2
	30 Jun	30 Jun
	2023	2022
	£m	£m
Profit before tax	2,860	203
Adjustments for non-cash items:
Depreciation, amortisation and impairment	3	66
Net (losses)/gain from investing activities	(1,739)	218
Share of loss in associates and joint ventures	35	21
Change in expected credit losses gross of recoveries and other credit impairment charges	56	210
Provisions including pensions	46	44
Share-based payment expense	29	11
Other non-cash items included in profit before tax	(65)	3
Elimination of exchange differences[1]	5,932	(3,372)
Change in operating assets	(20,459)	(20,115)
Change in operating liabilities	16,934	57,286
Dividends received from associates	—	7
Contributions paid to defined benefit plans	(4)	(6)
Tax (paid)/credit	(645)	750
Net cash from operating activities	2,983	35,326
Purchase of financial investments	(14,534)	(8,323)
Proceeds from the sale and maturity of financial investments	7,574	7,697
Net cash flows from the purchase and sale of property, plant and equipment and RoU	(9)	(16)
Net investment in intangible assets	(38)	(10)
Net cash outflow from investment in associates and from acquisition of businesses and subsidiaries	(1)	—
Net cash from investing activities	(7,008)	(652)
Issue of ordinary share capital and other equity instruments	—	208
Subordinated loan capital issued	932	1,847
Subordinated loan capital repaid	(834)	(582)
Dividends to the parent company	(816)	(59)
Dividend paid to non-controlling interests	(3)	(2)
Net cash from financing activities	(721)	1,412
Net (decrease)/increase in cash and cash equivalents	(4,746)	36,086
Cash and cash equivalents at the beginning of the period	189,907	140,923
Exchange differences in respect of cash and cash equivalents	(5,409)	4,264
Cash and cash equivalents at the end of the period	179,752	181,273

1    Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

HSBC Bank plc	41

Notes on the interim condensed financial statements

Notes on the interim condensed financial statements

Contents
42	1	Basis of preparation and material accounting policies	53	9	Contingent liabilities, contractual commitments and guarantees
45	2	Dividends	54	10	Legal proceedings and regulatory matters
45	3	Segmental analysis	56	11	Assets held for sale and liabilities of disposal groups held for sale
47	4	Net fee income	57	12	Transactions with related parties
48	5	Fair values of financial instruments carried at fair value	58	13	Effects of adoption of IFRS 17
52	6	Fair values of financial instruments not carried at fair value	61	14	Events after the balance sheet date
53	7	Goodwill and Intangible assets	61	15	Interim Report 2023 and statutory accounts
53	8	Provisions

1	Basis of preparation and material accounting policies
(a)    Compliance with International Financial Reporting Standards
The interim condensed consolidated financial statements of HSBC Bank plc (‘the bank’) and its subsidiaries (together ‘the group’) have been prepared on the basis of the policies set out in the 2022 annual financial statements except for those relating to IFRS 17 ‘Insurance Contracts’ and amendments to IAS 12 ‘Income Taxes’ as set out below. They have also been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in the group’s financial position and performance since the end of 2022.
These financial statements should be read in conjunction with the Annual Report and Accounts 2022 which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. These financial statements should be read in conjunction with the information about the application of IFRS 17 ‘Insurance Contracts’ set out below.
At 30 June 2023, there were no IFRS standards effective for the half-year to 30 June 2023 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. With the exception of amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’ which is expected to be endorsed by the EU in the second half of 2023, there was no difference between IFRSs adopted by the UK, IFRSs as adopted by the EU and IFRSs issued by the IASB in terms of their application to the group.
Standards applied during the half-year to 30 June 2023
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, the group adopted the requirements of IFRS 17 ‘Insurance Contracts’ retrospectively with comparatives restated from the transition date, 1 January 2022. At transition, the group’s total equity reduced by £570m.
On adoption of IFRS 17, balances based on IFRS 4, including the present value of in-force long-term insurance business (‘PVIF’) asset in relation to the upfront recognition of future profits of in-force insurance contracts, were derecognised. Insurance contract liabilities have been remeasured under IFRS 17 based on groups of insurance contracts, which include the fulfilment cash flows comprising the best estimate of the present value of the future cash flows (for example premiums and payouts for claims, benefits, and expenses), together with a risk adjustment for non-financial risk, as well as the contractual service margin (‘CSM’). The CSM represents the unearned profits that will be released and systematically recognised in Insurance revenue as services are provided over the expected coverage period.
In addition, the group has made use of the option under the standard to re-designate certain eligible financial assets held to support insurance contract liabilities, which were predominantly measured at amortised cost, as financial assets measured at fair value through profit of loss, with comparatives restated from the transition date.
Summary of material accounting policies
In the financial statements of the Annual Report and Accounts 2023, the following policies will substantially replace the policies disclosed in Section 1.2 (j) ‘Insurance contracts’ in the financial statements of the Annual Report and Accounts 2022.
IFRS 17 sets out the requirements that the group applies in accounting for insurance contracts it issues, reinsurance contracts it holds and investment contracts with discretionary participation features it issues.
An insurance contract is a contract under which the group accepts significant insurance risk from another party by agreeing to compensate that party if it is adversely affected by a specified uncertain future event.
Aggregation of insurance contracts
Individual insurance contracts that are managed together and subject to similar risks are identified as a portfolio. Contracts that are managed together usually belong to the same product group, and have similar characteristics such as being subject to a similar pricing framework or similar product management, and are issued by the same legal entity. If a contract is exposed to more than one risk, the dominant risk of the contract is used to assess whether the contract features similar risks. Each portfolio is further separated by profitability group and issue date, with contracts the group issues after the transition date being grouped into either calendar quarter or annual cohorts depending on the characteristics of the portfolio. For multi-currency groups of contracts, the group considers its groups of contracts as being denominated in a single currency.
The measurement of the insurance contract liability is based on groups of insurance contracts as established at initial recognition, and will include fulfilment cash flows as well as the CSM representing the unearned profit. The group has elected to update the estimates used in the measurement on a year-to-date basis.

42	HSBC Bank plc

Fulfilment cash flows
The fulfilment cash flows comprise the following:
(i) Best estimates of future cash flows
These cash flows include amounts expected to be collected from premiums and payouts for claims, benefits and expenses, and are projected using a range of scenarios and assumptions in an unbiased way based on the group’s demographic and operating experience along with external mortality data where the group’s own experience data is not sufficiently large in size to be credible.
(ii) Adjustment for the time value of money (i.e. discounting) and financial risks associated with the future cash flows
The estimates of future cash flows are adjusted to reflect the time value of money and the financial risks to derive an expected present value. The group generally makes use of stochastic modelling techniques in the estimation for products with options and guarantees.
A bottom-up approach is used to determine the discount rate to be applied to a given set of expected future cash flows. This is derived as the sum of the risk-free yield and an illiquidity premium. The risk-free yield is determined based on observable market data, where such markets are considered to be deep, liquid and transparent. When information is not available, management judgement is applied to determine the appropriate risk-free yield. Illiquidity premiums reflect the liquidity characteristics of the associated insurance contracts.
(iii) Risk adjustment for non-financial risk
The risk adjustment reflects the compensation required for bearing the uncertainty about the amount and timing of future cash flows that arises from non-financial risk. It is calculated as a 75th percentile level of stress over a one year period. The level of the stress is determined with reference to external regulatory stresses and internal economic capital stresses.
The group does not disaggregate changes in the risk adjustment between insurance service result (comprising insurance revenue and insurance service expense) and insurance finance income or expenses. All changes are included in insurance service result.
Measurement models
The variable fee approach (‘VFA’) measurement model is used for most of the contracts issued by the group, which is mandatory upon meeting the following eligibility criteria at inception:
a.the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;
b.the group expects to pay to the policyholder a substantial share of the fair value returns on the underlying items. The group considers that a substantial share is a majority of returns; and
c.the group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items. The group considers that a substantial proportion is a majority proportion of change on a present value probability-weighted average of all scenarios.
For some contracts measured under VFA, the other comprehensive income (‘OCI’) option is used. The OCI option is applied where the underlying items held by the group are not accounted for at fair value through profit or loss. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses for these insurance contracts, and hence results in the elimination of accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts issued for the period is recognised in OCI.
The remaining contracts issued and the reinsurance contracts held are accounted for under the general measurement model (‘GMM’).
CSM and coverage units
The CSM represents the unearned profit and results in no income or expense at initial recognition when the group of contracts is profitable. The CSM is adjusted at each subsequent reporting period for changes in fulfilment cash flows relating to future service (e.g. changes in non-economic assumptions, including mortality and morbidity rates). For initial recognition of onerous groups of contracts and when groups of contracts become onerous subsequently, losses are recognised in insurance service expense immediately.
For groups of contracts measured using the VFA, changes in the group’s share of the underlying items, and economic experience and economic assumption changes adjust the CSM, whereas these changes do not adjust the CSM under the GMM, but are recognised in profit or loss as they arise.
The CSM is systematically recognised in insurance revenue to reflect the insurance contract services provided, based on the coverage units of the group of contracts. Coverage units are determined by the quantity of benefits and the expected coverage period of the contracts.
The group identifies the quantity of the benefits provided as follows:
–For insurance coverage – based on the expected net policyholder insurance benefit at each period after allowance for decrements, where net policyholder insurance benefit refers to the amount of sum assured less the fund value or surrender value.
–For investment services (including both investment-return service and investment-related service) – based on a constant measure basis which reflects the provision of access for the policyholder to the facility.
For contracts that provide both insurance coverage and investment services, coverage units are weighted according to the expected present value of the future cash outflows for each service.
Insurance service result
Insurance revenue reflects the consideration to which the group expects to be entitled in exchange for the provision of coverage and other insurance contract services (excluding any investment components). Insurance service expenses comprise the incurred claims and other incurred insurance service expenses (excluding any investment components), and losses on onerous groups of contracts and reversals of such losses.
Insurance finance income and expenses
Insurance finance income or expenses comprise the change in the carrying amount of the group of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. For VFA contracts, changes in the fair value of underlying items (excluding additions and withdrawals) are recognised in insurance finance income or expenses, except where the OCI option applies as described above.

HSBC Bank plc	43

Notes on the interim condensed financial statements

The key differences between IFRS 4 and IFRS 17 are summarised in the following table:

	IFRS 4	IFRS 17
Balance sheet
–Insurance contract liabilities for non-linked life insurance contracts are calculated by local actuarial principles. Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value, by reference to the value of the relevant underlying funds or indices. Grouping requirements follow local regulations.
–An intangible asset for the PVIF is recognised, representing the upfront recognition of future profits associated with in-force insurance contracts.

–Insurance contract liabilities are measured for groups of insurance contracts at current value, comprising the fulfilment cash flows and the CSM.
–The fulfilment cash flows comprise the best estimate of the present value of the future cash flows, together with a risk adjustment for non-financial risk.
–The CSM represents the unearned profit.

Profit emergence / recognition
–The value of new business is reported as revenue on Day 1 as an increase in PVIF.
–The impact of the majority of assumption changes is recognised immediately in the income statement.
–Variances between actual and expected cash flows are recognised in the period they arise.

–The CSM is systematically recognised in revenue as services are provided over the expected coverage period of the group of contracts (i.e. no Day 1 profit).
–Contracts are measured using the GMM or VFA model for insurance contracts with direct participation features upon meeting the eligibility criteria. Under the VFA model, the group’s share of the investment experience and assumption changes are absorbed by the CSM and released over time to profit or loss. For contracts measured under GMM, the group’s share of the investment volatility is recorded in profit or loss as it arises.
–Losses from onerous contracts are recognised in the income statement immediately.

Investment return assumptions (discount rate)	–PVIF is calculated based on long-term investment return assumptions based on assets held. It therefore includes investment margins expected to be earned in future.
–Under the market consistent approach, expected future investment spreads are not included in the investment return assumption. Instead, the discount rate includes an illiquidity premium that reflects the nature of the associated insurance contract liabilities.

Expenses
–Total expenses to acquire and maintain the contract over its lifetime are included in the PVIF calculation.
–Expenses are recognised across operating expenses and fee expense as incurred and the allowances for those costs released from the PVIF simultaneously.

–Projected lifetime expenses that are directly attributable costs are included in the insurance contract liabilities and recognised in the insurance service result.
–Non-attributable costs are reported in operating expenses.

Transition
In applying IFRS 17 for insurance contracts retrospectively, the full retrospective approach (‘FRA’) has been used unless it was impracticable. When the FRA is impracticable such as when there is a lack of sufficient and reliable data, an entity has an accounting policy choice to use either the modified retrospective approach (‘MRA’) or the fair value approach (‘FVA’). The group has applied the MRA in France prior to 2019, and the FVA for the UK insurance business prior to 2019. The FVA has been applied for all other businesses prior to 2020 when the FRA is impracticable to apply.
Under the FVA, the valuation of insurance liabilities on transition is based on the applicable requirements of IFRS 13 ‘Fair Value Measurement’. This requires consideration of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The CSM is calculated as the difference between what a market participant would demand for assuming the unexpired risk associated with insurance contracts, including required profit, and the fulfilment cash flows that are determined using IFRS 17 principles.
In determining the fair value, the group considered the estimated profit margin that a market participant would demand in return for assuming the insurance liabilities with the consideration of the level of capital that a market participant would be required to hold, and the discount rate with an allowance for an illiquidity premium that takes into account the level of ‘matching’ between the group’s assets and related liabilities. These assumptions were set taking into account the assumptions that a hypothetical market participant operating in each local jurisdiction would consider.
Amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’
On 23 May 2023, the IASB issued amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’, which became effective immediately and were approved for adoption by all members of the UK Endorsement Board on 19 July 2023. On 20 June 2023, legislation was substantively enacted in the UK to introduce the OECD’s Pillar Two global minimum tax rules and a UK qualified domestic minimum top-up tax, with effect from 1 January 2024. The group has applied the IAS 12 exception from recognising and disclosing information on associated deferred tax assets and liabilities. As noted above, the EU has not yet endorsed these IAS 12 amendments but is expected to do so in the second half of 2023.
There were no other new standards or amendments to standards that had an effect on these interim condensed financial statements.
(b) Use of estimates and judgements
Management believes that the critical accounting estimates and judgements applicable to the group are those which relate to impairment of amortised cost and FVOCI financial assets, impairment of investments in subsidiaries, the valuation of financial instruments, deferred tax assets, provisions for liabilities and non-current assets held for sale. There were no material changes in the current period to any of the critical accounting estimates and judgements disclosed in 2022, which are stated on pages 124 to 135 of the Annual Report and Accounts 2022.
(c)    Composition of the group
There were no material changes in the composition of the group in the half-year to 30 June 2023. For further details of future business disposals see Note 11: ‘Assets held for sale and liabilities of disposal groups held for sale’.

44	HSBC Bank plc

(d) Going concern
The financial statements are prepared on a going concern basis as the Directors are satisfied that the group and parent company have the resources to continue in business for the next 12 months after the signing date and for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
These considerations include internal stress tests incorporating PRA scenarios, as well as considering potential impacts from the strategic review and other top and emerging risks and the related impact on profitability, capital and liquidity.
(e)    Accounting policies
The accounting policies applied by the group for these interim condensed consolidated financial statements are consistent with those described on pages 124 to 135 of the Annual Report and Accounts 2022, as are the methods of computation, with the exception of those relating to IFRS 17 and amendments to IAS 12 as described above.

2	Dividends

Dividends to the parent company
	Half-year to
	30 Jun 2023		30 Jun 2022
	£ per share	£m	£ per share	£m
Dividends paid on ordinary shares
In respect of current year:
Current year
– first special dividend[1]	0.94	750
– second special dividend	—	—	—	—
Total	0.94	750	—	—
Total coupons on capital securities classified as equity		66		59
Dividends to parent		816		59
1 Special dividend paid on CET1 capital in 2023.

3	Segmental analysis
The Chief Executive, supported by the rest of the Executive Committee, is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the group’s reportable segments.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and functions to the extent that they can be meaningfully attributed to businesses and countries. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-group elimination items for the businesses are presented in Corporate Centre.
Our global businesses
HSBC provides a comprehensive range of banking and related financial services to its customers through its global businesses. The products and services offered to customers are organised by these global businesses.
Our operating model has the following material segments: a GBM business which is further split into three reportable segments; MSS, GB and GBM Other (as defined in our global businesses segment), CMB, WPB and a Corporate Centre. These segments are supported by Digital Business Services and eleven global functions, including Risk, Finance, Compliance, Legal and Human Resources. These business segments are our reportable segments under IFRS 8 'Operating Segments'.

HSBC Bank plc	45

Notes on the interim condensed financial statements

By operating segment:

Reported profit/(loss) before tax
	Half-year to 30 Jun 2023
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	1,082	1,061	39	874	2,347	57	5,460
– of which: net interest income/(expense)	89	696	(21)	648	491	(763)	1,140
Change in expected credit losses and other credit impairment charges	—	(87)	—	18	12	(1)	(58)
Net operating income/(expense)	1,082	974	39	892	2,359	56	5,402
Total operating expenses	(1,094)	(512)	(65)	(305)	(451)	(80)	(2,507)
Operating profit/(loss)	(12)	462	(26)	587	1,908	(24)	2,895
Share of loss in associates and joint ventures	—	—	—	—	—	(35)	(35)
Reported profit/(loss) before tax	(12)	462	(26)	587	1,908	(59)	2,860

Reported cost efficiency ratio %	101.1	48.3	166.7	34.9	19.2		45.9

	Half-year to 30 Jun 2022[2]
Net operating income before change in expected credit losses and other credit impairment charges[1]	1,294	733	102	627	473	(286)	2,943
– of which: net interest income/(expense)	(69)	351	75	387	295	(48)	991
Change in expected credit losses and other credit impairment charges	1	(158)	(1)	(23)	(5)	(1)	(187)
Net operating income/(expense)	1,295	575	101	604	468	(287)	2,756
Total operating expenses	(970)	(456)	(178)	(309)	(425)	(194)	(2,532)
Operating profit/(loss)	325	119	(77)	295	43	(481)	224
Share of loss in associates and joint ventures	—	—	—	—	—	(21)	(21)
Reported profit/(loss) before tax	325	119	(77)	295	43	(502)	203

Reported cost efficiency ratio %	(75.0)	(62.2)	(174.5)	(49.3)	(89.9)		(86.0)
1 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated accordingly.
Reported external net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to1
	30 Jun	30 Jun
	2023	2022
	£m	£m
Reported external net operating income by country[2]	5,460	2,943
– United Kingdom	1,853	1,622
– France	2,618	761
– Germany	427	373
– Other countries	562	187
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated accordingly.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Balance sheet by business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
30 Jun 2023
Loans and advances to customers	2,234	35,831	179	24,350	26,016	98	88,708
Customer accounts	40,445	75,218	8,472	53,581	51,444	114	229,274
31 Dec 2022
Loans and advances to customers	2,785	37,523	115	25,219	6,826	146	72,614
Customer accounts	45,320	79,606	5,903	55,749	29,211	159	215,948

46	HSBC Bank plc

Notable Items
	Half-year to
	30 Jun	30 Jun
	2023	2022
	£m	£m
Revenue
Disposals,acquisitions and investment	—	(15)
Restructuring and other related costs[1]	1,729	(222)
Operating expenses
Restructuring and other related costs	39	193
1 Reversal of £1.7bn impairment loss relating to the planned sale of the retail banking operations in France, recognised in 3Q22, which is no longer classified as held for sale.

4	Net fee income

	Half-year to1
	30 Jun	30 Jun
	2023	2022
	£m	£m
Net fee income by product
Account services	169	142
Funds under management	208	219
Cards	29	27
Credit facilities	137	117
Broking income	167	192
Underwriting	138	92
Imports/exports	19	21
Remittances	55	45
Global custody	98	97
Corporate finance	35	61
Securities others – (including stock lending)	52	39
Trust income	27	25
Other	224	229
Fee income	1,358	1,306
Less: fee expense	(684)	(644)
Net fee income	674	662

Net fee income by global business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Half-year to 30 Jun 2023
Fee income	670	446	70	216	279	(323)	1,358
Less: fee expense	(751)	(93)	(45)	(8)	(103)	316	(684)
Net fee income	(81)	353	25	208	176	(7)	674
Half-year to 30 Jun 2022[1]
Fee income	664	416	20	210	295	(299)	1,306
Less: fee expense	(705)	(86)	(33)	(14)	(101)	295	(644)
Net fee income	(41)	330	(13)	196	194	(4)	662
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated accordingly.

HSBC Bank plc	47

Notes on the interim condensed financial statements

5	Fair values of financial instruments carried at fair value

The accounting policies, control framework, and the hierarchy used to determine fair values are consistent with those applied for the Annual Report and Accounts 2022.

Financial instruments carried at fair value and bases of valuation[1]
	At 30 Jun 2023				At 31 Dec 2022
	Quoted market price Level 1	Using observ-able inputs Level 2	With significant unobserv-able inputs Level 3	Total	Quoted market price Level 1	Using observ-able inputs Level 2	With significant unobserv-able inputs Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements
Assets
Trading assets	61,318	24,488	2,413	88,219	52,493	24,647	2,738	79,878
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6,531	6,900	3,071	16,502	6,183	6,380	3,318	15,881
Derivatives	1,776	200,422	1,466	203,664	2,296	221,205	1,737	225,238
Financial investments	20,426	9,005	1,394	30,825	19,007	8,902	1,447	29,356
Liabilities
Trading liabilities	31,452	13,657	444	45,553	26,258	14,592	415	41,265
Financial liabilities designated at fair value	952	27,674	2,820	31,446	933	23,888	2,461	27,282
Derivatives	1,943	195,647	1,860	199,450	1,744	214,645	2,478	218,867
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts‘, which replaced IFRS 4 ‘Insurance Contracts‘. Comparative data have been restated accordingly.

Fair value adjustments
	At 30 Jun 2023		At 31 Dec 2022
	MSS	Corporate Centre	MSS	Corporate Centre
	£m	£m	£m	£m
Type of adjustment
Risk-related	320	39	359	33
– bid-offer	163	—	188	—
– uncertainty	44	1	50	—
– credit valuation adjustment	77	35	98	29
– debit valuation adjustment	(38)	—	(64)	—
– funding fair value adjustment	74	3	87	4
– other	—	—	—	—
Model-related	44	—	31	—
– model limitation	44	—	31	—
– other	—	—	—	—
Inception profit (Day 1 P&L reserves)	51	—	64	—
	415	39	454	33

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 30 Jun 2023
Transfers from Level 1 to Level 2	26	135	—	—	3	—	—
Transfers from Level 2 to Level 1	121	211	—	—	5	—	—

Full year to 31 Dec 2022
Transfers from Level 1 to Level 2	126	1,194	—	—	39	—	—
Transfers from Level 2 to Level 1	189	682	—	—	32	—	—

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are normally attributable to observability of valuation inputs and price transparency.

48	HSBC Bank plc

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Held for trading	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Held for trading	Designated at fair value	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	84	72	2,904	—	3,060	191	—	—	191
Asset-backed securities	209	292	—	—	501	—	—	—	—
Structured notes	—	—	—	—	—	—	2,820	—	2,820
Derivatives	—	—	—	1,466	1,466	—	—	1,860	1,860
Other portfolios	1,101	2,049	167	—	3,317	253	—	—	253
At 30 Jun 2023	1,394	2,413	3,071	1,466	8,344	444	2,820	1,860	5,124

Private equity including strategic investments	85	59	3,058	—	3,202	104	—	—	104
Asset-backed securities	275	170	78	—	523	—	—	—	—
Structured notes	—	—	—	—	—	—	2,461	—	2,461
Derivatives	—	—	—	1,737	1,737	—	—	2,478	2,478
Other portfolios	1,087	2,509	182	—	3,778	311	—	—	311
At 31 Dec 2022	1,447	2,738	3,318	1,737	9,240	415	2,461	2,478	5,354
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	1,447	2,738	3,318	1,737	415	2,461	2,478
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	(2)	37	64	238	(180)	65	408
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	37	—	238	(180)	—	408
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	64	—	—	65	—
– gains/(losses) from financial investments at fair value through other comprehensive income	(2)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	(9)	(33)	(113)	(2)	—	(21)	(7)
– financial investments: fair value gains/(losses)	34	—	—	—	—	—	—
– exchange differences	(43)	(33)	(113)	(2)	—	(21)	(7)
Purchases	48	428	105	—	92	—	—
New issuances	—	—	—	—	2	1,227	—
Sales	(100)	(884)	(231)	—	(142)	(2)	—
Settlements	(16)	(10)	35	(492)	244	(807)	(961)
Transfers out	(87)	(186)	(108)	(95)	(25)	(243)	(141)
Transfers in	113	323	1	80	38	140	83
At 30 Jun 2023	1,394	2,413	3,071	1,466	444	2,820	1,860
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2023	—	(6)	(55)	424	(3)	(88)	(473)
– trading income/(expense) excluding net interest income	—	—	—	—	—	—	—
– net income/(expense) from other financial instruments designated at fair value	—	(6)	—	424	(3)	—	(473)
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(55)	—	—	(88)	—

HSBC Bank plc	49

Notes on the interim condensed financial statements

Movement in Level 3 financial instruments (continued)
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	1,387	1,344	3,171	1,816	580	2,121	2,454
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	(7)	51	47	531	(19)	(450)	12
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	51	—	531	(19)	—	12
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	47	—	—	(450)	—
– gains/(losses) from financial investments at fair value through other comprehensive income	(7)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	(120)	6	152	2	—	10	2
– financial investments: fair value gains/(losses)	(170)	—	—	—	—	—	—
– exchange differences	50	6	152	2	—	10	2
Purchases	289	579	289	—	10	—	—
New issuances	—	—	—	—	3	1,075	—
Sales	(98)	(441)	(212)	—	(71)	(18)	—
Settlements	(52)	(38)	(8)	(369)	(473)	(294)	(380)
Transfers out	(198)	(152)	—	(335)	(5)	(243)	(414)
Transfers in	26	390	23	180	281	356	262
At 30 Jun 2022	1,227	1,739	3,462	1,825	306	2,557	1,936
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 Jun 2022	—	—	42	748	1	78	2,992
– trading income/(expense) excluding net interest income	—	—	—	748	1	—	2,992
– net income/(expense) from other financial instruments designated at fair value	—	—	42	—	—	78	—

At 1 Jul 2022	1,227	1,739	3,462	1,825	306	2,557	1,936
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	1	(466)	(131)	33	(204)	(188)	711
– net income/(losses) from financial instruments held for trading or managed on a fair value basis	—	(466)	—	33	(204)	—	711
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(131)	—	—	(188)	—
– gains/(losses) from financial investments at fair value through other comprehensive income	1	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income	(25)	6	86	1	1	19	15
– financial investments: fair value gains/(losses)	(62)	—	—	—	—	—	—
– exchange differences	37	6	86	1	1	19	15
Purchases	312	1,488	273	—	141	—	—
New issuances	—	—	—	—	4	630	—
Sales	(44)	(275)	(382)	—	(49)	(60)	—
Settlements	(38)	(285)	(43)	(362)	66	(281)	(321)
Transfers out	(1)	(131)	(2)	(138)	(10)	(321)	(168)
Transfers in	15	662	55	378	160	105	305
At 31 Dec 2022	1,447	2,738	3,318	1,737	415	2,461	2,478
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held 31 Dec 2022	—	(5)	7	(183)	1	(48)	(653)
– trading income/(expense) excluding net interest income	—	(5)	—	(183)	1	—	(653)
– net income/(expense) from other financial instruments designated at fair value	—	—	7	—	—	(48)	—

50	HSBC Bank plc

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions
	At
	30 Jun 2023				31 Dec 2022
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Derivatives, trading assets and trading liabilities[1]	258	(369)	—	—	201	(261)	—	—
Designated and otherwise mandatorily measured at fair value through profit or loss	196	(196)	—	—	236	(235)	—	—
Financial investments	8	(8)	20	(22)	9	(9)	27	(19)
Total	462	(573)	20	(22)	446	(505)	27	(19)
1    Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these instruments are risk managed.

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions by instrument type
	At
	30 Jun 2023				31 Dec 2022
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	184	(399)	8	(8)	225	(389)	8	(7)
Asset-backed securities	36	(19)	5	(5)	28	(17)	12	(5)
Structured notes	9	(9)	—	—	5	(5)	—	—
Derivatives	99	(92)	—	—	44	(44)	—	—
Other portfolios	134	(54)	7	(9)	144	(50)	7	(7)
Total	462	(573)	20	(22)	446	(505)	27	(19)

The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data. When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC Bank plc	51

Notes on the interim condensed financial statements

Key unobservable inputs to Level 3 financial instruments

Quantitative information about significant unobservable inputs in Level 3 valuations
	At
	30 Jun 2023						31 Dec 2022
	Fair value		Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	Assets	Liabilities
	£m	£m			Lower	Higher	Lower	Higher
Private equity including strategic investments	3,060	191	See notes[1]	See notes[1]	N/A	N/A	N/A	N/A
Asset-backed securities	501	—
– CLO/CDO[2]	59	—	Market proxy	Bid quotes	—	89	—	92
– other ABSs	442	—	Market proxy	Bid quotes		98	—	99
Structured notes	—	2,820
– equity-linked notes	—	2,414	Model-Option model	Equity volatility	6%	74%	6%	99%
			Model-Option model	Equity correlation	28%	99%	32%	99%
– FX-linked notes	—	12	Model-Option model	FX volatility	2%	32%	3%	20%
– other	—	394
Derivatives	1,466	1,860
Interest rate derivatives:	415	609
– securitisation swaps	90	126	Model-Discounted cash flow	Constant Prepayment rate	5%	10%	5%	10%
– long-dated swaptions	50	59	Model-Option model	IR volatility	9%	27%	9%	33%
– other	275	424
FX derivatives:	277	322
– FX options	220	279	Model-Option model	FX volatility	2%	44%	3%	46%
– FX other	57	43
Equity derivatives:	608	704
– long-dated single stock options	407	484	Model-Option model	Equity volatility	7%	77%	7%	153%
– other	201	220
Credit derivatives	166	225
Other portfolios:	3,317	253
– repurchase agreements	438	231	Model-Discounted cash flow	IR Curve	0%	10%	1%	9%
– other	2,879	22
At 30 Jun	8,344	5,124
1    See notes on page 149 of the Annual Report and Accounts 2022.
2    Collateralised loan obligation/collateralised debt obligation.

6	Fair values of financial instruments not carried at fair value

The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities, non-trading repurchase and reverse repurchase agreements are consistent with those detailed in the Annual Report and Accounts 2022.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2023		At 31 Dec 2022
	Carrying amount	Fair value	Carrying amount	Fair value
	£m	£m	£m	£m
Assets
Loans and advances to banks	15,112	15,116	17,109	17,112
Loans and advances to customers	88,708	87,050	72,614	72,495
Reverse repurchase agreements – non-trading	77,246	77,246	53,949	53,949
Financial investments – at amortised cost	7,490	7,346	3,248	3,192
Liabilities
Deposits by banks	24,567	24,580	20,836	20,900
Customer accounts	229,274	229,278	215,948	215,955
Repurchase agreements – non-trading	47,568	47,568	32,901	32,902
Debt securities in issue	8,605	8,539	7,268	7,256
Subordinated liabilities	14,096	14,420	14,528	14,434

Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value. They include cash and balances at central banks and items in the course of collection from and transmission to other banks, all of which are measured at amortised cost.

52	HSBC Bank plc

7	Goodwill and intangible assets

	At
	30 Jun	31 Dec
	2023	2022
	£m	£m
Other intangible assets[1]	118	91
Intangible assets	118	91
1    Included within the group's other intangible assets is internally generated software with a net carrying value of £115m (2022: £87m). During the year, capitalisation of internally generated software was £37m (2022: £47m), amortisation and impairment of other intangible assets totalled £(10)m for the group (2022: £21m).

8	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	£m	£m	£m	£m	£m
Provisions (excluding contractual commitments)
At 1 Jan 2023	126	77	13	103	319
Additions	9	37	1	26	73
Amounts utilised	(25)	(49)	(2)	(13)	(89)
Unused amounts reversed	(13)	(10)	(2)	(12)	(37)
Exchange and other movements	(6)	(2)	—	3	(5)
At 30 Jun 2023	91	53	10	107	261
Contractual commitments[1]
At 1 Jan 2023					105
Net change in expected credit loss provisions					(32)
At 30 Jun 2023					73
Total provisions
At 31 Dec 2022					424
At 30 Jun 2023					334
1    The contractual commitments provision includes off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS 9. Further analysis of the movement in the expected credit loss is disclosed within the 'Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 27.
Legal proceedings and regulatory matters
Further details of legal proceedings and regulatory matters are set out in Note 10: ‘Legal proceedings and regulatory matters’. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim), or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulatory or law enforcement agencies in connection with alleged wrongdoing.

9	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2023	2022
	£m	£m
Guarantees and other contingent liabilities:
– financial guarantees	5,263	5,327
– performance and other guarantees	16,629	17,136
– other contingent liabilities	277	353
At the end of the period	22,169	22,816
Commitments:[1]
– documentary credits and short-term trade-related transactions	1,722	2,317
– forward asset purchases and forward deposits placed	48,490	33,684
– standby facilities, credit lines and other commitments to lend	91,567	91,912
At the end of the period	141,779	127,913
1    Includes £134,690m of commitments (2022: £126,457m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
The above table discloses the nominal principal amounts, which represents the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
In December 2017, HM Revenue & Customs (‘HMRC’) challenged the VAT status of certain UK branches of HSBC overseas entities. HMRC has also issued notices of assessment covering the period from 1 October 2013 to 31 December 2017 totalling £262m, with interest to be

HSBC Bank plc	53

Notes on the interim condensed financial statements

determined. No provision has been recognised in respect of these notices. In first quarter of 2019, HMRC reaffirmed its assessment that the UK branches are ineligible to be members of the UK VAT group and, consequently, HSBC paid HMRC the sum of £262m and filed appeals. In February 2022, the Upper Tribunal issued a judgement addressing several preliminary legal issues, which was partially in favour of HMRC and partially in favour of HSBC. HSBC has applied for permission to appeal to the Court of Appeal and is awaiting the Court's decision. If permission is denied, the case will be further heard by the First Tier Tax Tribunal. Since January 2018, HSBC’s returns have been prepared on the basis that the UK branches are not in the UK VAT group. In the event that HSBC’s appeals are successful, HSBC will seek a refund of this VAT, of which £167m is estimated to be attributable to HSBC Bank plc.
Contingent liabilities arising from legal proceedings, regulatory and other matters against group companies are disclosed in Note 10: ‘Legal proceedings and regulatory matters’. The expected credit loss provisions relating to guarantees and commitments under IFRS 9 are disclosed in Note 8: ‘Provisions’.

10	Legal proceedings and regulatory matters
The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2022. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2023 (see Note 9: ‘Provisions’). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of transfers from Madoff Securities to HSBC in an amount not specified, and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York (the 'US Bankruptcy Court').
Certain Fairfield entities (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In August 2022, the US District Court for the Southern District of New York affirmed earlier decisions by the US Bankruptcy Court that dismissed the majority of the liquidators' claims (against most of the HSBC companies). In September 2022, the remaining defendants before the US Bankruptcy Court sought leave to appeal and the liquidators filed appeals to the US Court of Appeals for the Second Circuit, which are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming monetary damages. Following dismissal of Primeo's action by the lower and appellate courts in the Cayman Islands, in 2019, Primeo appealed to the UK Privy Council. During 2021, the UK Privy Council held two separate hearings in connection with Primeo's appeal. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending.
In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited ('Alpha Prime') brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.
In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims.
In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.

54	HSBC Bank plc

Anti-money laundering and sanctions-related matters
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Nine actions remain pending in federal courts and HSBC Bank plc's motions to dismiss have been granted in five of these cases. In September 2022 and January 2023, respectively, the appellate courts affirmed the dismissals of two of the cases, and the plaintiffs are seeking review of these decisions by the US Supreme Court. The dismissals in the other cases are subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc, for alleged anti-competitive behaviour in the South African foreign exchange market. In March 2023, HSBC Bank plc’s application to dismiss the revised complaint was denied and, in April 2023, HSBC Bank plc appealed the decision to the South African Competition Appeal Court.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the US District Court for the Southern District of New York arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements.
In 2018, complaints alleging foreign exchange-related misconduct were filed in the US District Court for the Southern District of New York and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. HSBC has reached a settlement with the plaintiffs to resolve these claims. These matters are now closed. In January 2023, HSBC reached a settlement-in-principle with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to the negotiation of definitive documentation and court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.
Precious metals fix-related litigation
Gold: Since 2015, numerous putative class actions have been filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Silver: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May 2023, the court granted the defendants’ motion to dismiss. The plaintiffs have appealed the dismissal, and this appeal remains pending.
In April 2016, two putative class actions were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Platinum and palladium: HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In February 2023, the court reversed an earlier dismissal of the plaintiffs’ third amended complaint, and this matter is proceeding.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority (‘CMA’) has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC Bank plc, and HSBC Bank plc is contesting the CMA’s allegations.

HSBC Bank plc	55

Notes on the interim condensed financial statements

In June 2023, HSBC Bank plc, among other banks, was named as a defendant in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market. This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical gilts trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:
–an investigation by the PRA in connection with depositor protection arrangements in the UK;
–an investigation by the FCA in connection with collections and recoveries operations in the UK;
–investigations by prosecuting authorities in Germany and France in connection with the dividend withholding tax treatment of certain trading activities;
–an investigation by the US Commodity Futures Trading Commission (‘CFTC’) concerning compliance with records preservation requirements relating to the use of unapproved electronic messaging platforms for business communications. HSBC Bank plc has reached a settlement with the CFTC to resolve this investigation, and this matter is now closed; and
–two group actions pending in federal courts in the US and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009. HSBC Bank plc has reached settlements with the plaintiffs in the US and UK to resolve these claims. The US settlement is subject to court approval and the UK settlement has concluded.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.

11	Assets held for sale and liabilities of disposal groups held for sale

Held for sale
	At
	30 Jun	31 Dec
	2023	2022
	£m	£m
Disposal groups	1,389	23,179
Unallocated impairment losses[1]	(233)	(1,978)
Non-current assets held for sale	14	13
Total assets	1,170	21,214
Liabilities of disposal groups	1,178	24,711
1    This represents impairment losses in excess of the carrying value on the non-current assets, excluded from the measurement scope of IFRS 5.
Disposal groups
Planned sale of our retail banking operations in France
On 25 November 2021, HSBC Continental Europe signed a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HSBC Continental Europe’s retail banking operations in France. The sale, which is subject to information and consultation processes with respective works councils, regulatory approvals and the satisfaction of other relevant conditions, included: HSBC Continental Europe’s French retail banking operations; the Crédit Commercial de France (‘CCF’) brand; and HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement.
During 1Q23, the completion of the planned transaction became less certain. This was due to a significant rise in interest rates in France, which is expected to increase the amount of capital required by the buyer on completion. Given the completion of the sale had become less certain, we were required by IFRS 5 to change the accounting classification of our retail banking operations in France to be no longer classified as held for sale, resulting in a £1.7bn reversal of the previously recognised impairment in respect of the sale.
On 14 June 2023, HSBC Continental Europe signed a further memorandum of understanding with the buyer regarding certain potential changes to the terms of the sale, which are designed to enable the buyer to satisfy its future capital requirements and to obtain regulatory approval for the transaction. The potential changes foresee: the retention of €7.0bn of home and other loans by HSBC Continental Europe that were originally planned to transfer as part of the sale, the inclusion in the perimeter for sale of a cash amount equivalent to the carrying value of the retained portfolio of loans, and the setting of the net asset value of the transferred business by reference to relevant prevailing market rates at completion. In addition, depending on the prevailing market rates at completion, HSBC Continental Europe may receive a profit participation interest in exchange for investing capital into the top holding company of My Money Group, such that the aggregate of the actual net asset value delivered at completion and the investment made in the profit participation interest would not exceed €1.768bn. The potential changes also foresee the retention of the CCF brand, the entry into a long-term agreement to license it to the buyer and certain enhancements to the insurance and asset management distribution agreements with the buyer. The transaction remains subject to information and consultation processes with respective works councils and regulatory approvals, and the parties aim to complete on 1 January 2024.
Taking into account the potential changes, the transaction is expected to result in the recognition of a pre-tax loss on sale estimated up to €2.0bn (£1.7bn) upon reclassification of the business as held for sale. This is expected during the second half of 2023 provided sufficient progress is demonstrated to support the appropriate level of probability of successful completion. Once that threshold is achieved, the disposal group will be reclassified as held for sale and will be remeasured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gains or losses not previously recognised and the reversal of any remaining deferred tax assets and liabilities, will be recognised on completion.

56	HSBC Bank plc

At 30 June 2023, a deferred tax liability of £0.3bn was recognised as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal, which was deductible in the French tax return in 2021 but will be accounted for when the disposal group is classified as held for sale in accordance with IFRS 5, at which time the deferred tax liability will reverse.
Planned sale of our branch operations in Greece
On 24 May 2022, HSBC Continental Europe signed a sale and purchase agreement for the sale of its branch operations in Greece to Pancreta Bank SA. In the second quarter of 2022, we recognised a loss of £0.1bn upon reclassification as held for sale in accordance with IFRS 5. At
30 June 2023, the disposal group included £0.2bn of loans and advances to customers and £1.1bn of customer accounts.
Planned sale of our business in Russia
On 30 June 2022, following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) entered into an agreement for the planned sale of its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). Completion of the transaction is subject to regulatory and governmental approvals. In 2022, a £0.2bn loss on the planned sale was recognised, upon reclassification as held for sale in accordance with IFRS 5. Completion is currently expected to occur in the second half of 2023. At 30 June 2023, the business remained classified as held for sale.
At 30 June 2023, the major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	Branch operations in Greece	Business in Russia	Total
	£m	£m	£m
Assets of disposal groups held for sale
Cash and balances at central banks	871	—	871
Loans and advances to banks	19	124	143
Loans and advances to customers	238	—	238
Reverse repurchase agreements	—	98	98
Financial investments	—	17	17
Prepayments, accrued income and other assets	4	18	22
Total Assets at 30 Jun 2023	1,132	257	1,389

Liabilities of disposal groups held for sale
Customer accounts	1,146	4	1,150
Accruals, deferred income and other liabilities	21	7	28
Total Liabilities at 30 Jun 2023	1,167	11	1,178
Expected date of completion	Third quarter of 2023	Second Half of 2023
Operating segment	All global businesses	CMB, GBM

12	Transactions with related parties

There were no other changes to the related party transactions described in Note 33 of the Annual Report and Accounts 2022 that have had a material effect on the financial position or performance of the group in the half-year to 30 June 2023.
All related party transactions that took place in the half-year to 30 June 2023 were similar in nature to those disclosed in the Annual Report and Accounts 2022.

HSBC Bank plc	57

Notes on the interim condensed financial statements

13	Effects of adoption of IFRS 17
On 1 January 2023 the group adopted IFRS 17 ‘Insurance Contracts’ and as required by the standard applied the requirements retrospectively with comparatives restated from the transition date, 1 January 2022. The tables below provide the transition restatement impact on the group’s consolidated balance sheet as at 1 January 2022, as well as the group consolidated income statement and the group consolidated statement of comprehensive income for the six-month period ended 30 June 2022.
Further information about the effect of adoption of IFRS 17 is provided in Note 1: Basis of preparation of material accounting policies on page 42.
IFRS 17 transition impact on the consolidated balance sheet at 1 January 2022

	IFRS 4	Removal of PVIF and IFRS 4	Remeasure-ment effect of IFRS 9 re-designations	IFRS 17 fulfilment cash flows	IFRS 17 CSM	Tax effect	IFRS 17	Total movements
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	18,649						18,649	—
Loans and advances to banks	10,784						10,784	—
Loans and advances to customers	91,177						91,177	—
Financial investments	41,300						41,300	—
Goodwill and intangible assets	894	(811)					83	(811)
Deferred tax assets	599					199	798	199
All other assets	433,208	(114)		142			433,236	28
Total assets	596,611	(925)	—	142	—	199	596,027	(584)
Liabilities and equity
Liabilities
Insurance contract liabilities	22,264	(22,264)		21,311	890		22,201	(63)
Deferred tax liabilities	15					(10)	5	(10)
All other liabilities	550,617	4		68	(13)		550,676	59
Total liabilities	572,896	(22,260)		21,379	877	(10)	572,882	(14)
Total shareholders’ equity	23,584	21,335	—	(21,237)	(877)	209	23,014	(570)
Non-controlling interests	131						131	—
Total equity	23,715	21,335	—	(21,237)	(877)	209	23,145	(570)
Total liabilities and equity	596,611	(925)	—	142	—	199	596,027	(584)
Transition drivers
Removal of PVIF and IFRS 4 balances
The PVIF intangible asset of £811m previously reported under IFRS 4 within ‘Goodwill and intangible assets’ arose from the upfront recognition of future profits associated with in-force insurance contracts. PVIF is no longer reported following the transition to IFRS 17, as future profits are deferred within the CSM. Other IFRS 4 insurance contract assets (shown above within ‘All other assets’) and insurance contract liabilities are removed on transition, to be replaced with IFRS 17 balances.
Recognition of the IFRS 17 fulfilment cash flows
The measurement of the insurance contracts liabilities under IFRS 17 is based on groups of insurance contracts and includes a liability for fulfilling the insurance contract, such as premiums, expenses, insurance benefits and claims including policyholder returns and the cost of guarantees. These are recorded within the fulfilment cash flow component of the insurance contract liability, together with the risk adjustment for non-financial risk.
Recognition of the IFRS 17 CSM
The CSM is a component of the insurance contract liability and represents the future unearned profit associated with insurance contracts which will be released to the profit and loss over the expected coverage period.
Tax effect
The removal of deferred tax liabilities primarily results from the removal of the associated PVIF intangible, and new deferred tax assets are reported, where appropriate, on temporary differences between the new IFRS 17 accounting balances and their associated tax bases.

58	HSBC Bank plc

IFRS 17 transition impact on the reported consolidated income statement for the 6 months ended 30 June 2022

	IFRS 4	Removal of PVIF and IFRS 4	Insurance finance income/expense	IFRS 17 CSM	Onerous contracts	Experience variance and other	Attribut- able expenses	Tax effect	IFRS 17
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	991								991
Net fee income	644						18		662
Net income from financial instruments held for trading or managed on a fair value basis	1,545								1,545
Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(1,326)								(1,326)
Losses recognised on assets held for sale	(219)								(219)
Net insurance premium income	1,036	(1,036)							—
Insurance finance income/(expense)	—		1,168						1,168
Insurance service result	—			57	(5)	10			62
– insurance revenue	—			57		120			177
– insurance service expense	—				(5)	(110)			(115)
Other operating income/(loss)	218	(161)	8			(5)			60
Total operating income	2,889	(1,197)	1,176	57	(5)	5	18	—	2,943
Net insurance claims and benefits paid and movement in liabilities to policyholders	233	(233)							—
Net operating income before change in expected credit losses and other credit impairment charges	3,122	(1,430)	1,176	57	(5)	5	18	—	2,943
Change in expected credit losses and other credit impairment charges	(187)								(187)
Net operating income	2,935	(1,430)	1,176	57	(5)	5	18	—	2,756
Total operating expenses	(2,587)		—	—	—	—	55	—	(2,532)
Operating profit	348	(1,430)	1,176	57	(5)	5	73	—	224
Share of loss in associates and joint ventures	(21)								(21)
Profit before tax	327	(1,430)	1,176	57	(5)	5	73	—	203
Tax expense	(86)							62	(24)
Profit for the period	241	(1,430)	1,176	57	(5)	5	73	62	179

Transition drivers
Removal of IFRS 4 based revenue items
As a result of the removal of the PVIF intangible asset and IFRS 4 results, the associated revenue of £161m for the six months to 30 June 2022 that was previously reported within ‘Other operating income’ is no longer reported under IFRS 17. This includes the removal of the value of new business and changes to in-force book PVIF from valuation adjustments and experience variances.
On the implementation of IFRS 17 new income statement line items associated with insurance contract accounting were introduced. Consequently, the previously reported IFRS 4 line items ‘Net insurance premium income’, and ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’ were also removed.
Introduction of IFRS 17 income statement
Insurance finance income/(expense)
Insurance finance income/(expense) of £1,168m for the six months to 30 June 2022 represents the change in the carrying amount of insurance contracts arising from the effect of, and changes in, the time value of money and financial risk. For VFA contracts, which represent more than 98% of HSBC’s insurance contracts, the insurance finance income/(expense) includes the changes in the fair value of underlying items (excluding additions and withdrawals). It therefore has an offsetting impact to investment income earned on underlying assets supporting insurance contracts. This includes an offsetting impact to the gains and losses on assets held at fair value through profit or loss, and which is now included in ‘Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
CSM
Revenue is recognised for the release of the CSM associated with the in-force business, which was allocated at a rate of approximately 14% during the six months to 30 June 2022. The CSM release is largely impacted by the constant measure allocation approach for investment services, but may vary over time primarily due to changes in the total amount of CSM reported on the balance sheet from factors such as new business written, changes to levels of actual returns earned on underlying assets, or changes to assumptions.
Onerous contracts
Losses on onerous contracts are taken to the income statement as incurred.
Experience variance and other
Experience variance and other represents the expected expenses, claims and amortisation of acquisition cash flows which are reported as part of the insurance service revenue. This is offset with the actual expenses and claims incurred in the period and recovery of acquisition cash flows.

HSBC Bank plc	59

Notes on the interim condensed financial statements

Attributable expenses
Directly attributable expenses are the costs associated with originating and fulfilling an identified portfolio of insurance contracts. These costs include distribution fees paid to third parties as part of originating insurance contracts together with appropriate allocations of fixed and variable overheads which are included within the fulfilment cash flows and are no longer shown on the operating expenses line.
IFRS 17 transition impact on the consolidated statement of comprehensive income

	Half year to
	31 Dec	31 Dec	30 Jun	30 Jun
	2022	2022	2022	2022
	IFRS 17	IFRS 4	IFRS 17	IFRS 4
	£m	£m	£m	£m
Opening equity for the period	23,334	23,992	23,145	23,715
of which
– Retained earnings	24,675	25,323	24,157	24,735
– Financial assets at FVOCI reserve	94	632	1,603	1,081
– Insurance finance reserve	540	—	(514)	—
Profit for the period	(732)	(639)	179	241
Debt instruments at fair value through other comprehensive income	(370)	2	(1,516)	(456)
Equity instruments designated at fair value through other comprehensive income	(1)	(1)	1	1
Insurance finance income/ (expense) recognised in other comprehensive income	354	—	1,054	—
Other comprehensive expense for the period, net of tax	(254)	(237)	350	362
Total comprehensive (expense)/income for the period	(1,003)	(875)	68	148
Other movements	902	899	121	129
Closing equity for the period	23,233	24,016	23,334	23,992
Transition drivers
Insurance finance reserve
The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in OCI. At the transition date an insurance finance reserve of £(514)m was recognised and following transition, gains net of tax of £1,054m and £354m were recorded in the six months to 30 June 2022 and 31 December 2022 respectively. An offsetting fair value through OCI reserve of £522m recorded on transition represents the accumulated fair value movements on assets supporting these insurance liabilities, with associated losses net of taxes of £1,116m recorded within the fair value through other comprehensive income reserve during the six months to 30 June 2022 and £390m during the six months to 31 December 2022.

60	HSBC Bank plc

Consolidated balance sheet as at transition date and at 31 December 2022.

Consolidated balance sheet
	IFRS 17		IFRS 4
	31 Dec	1 Jan	31 Dec	31 Dec
	2022	2022	2022	2021
	$m	$m	$m	$m
Assets
Cash and balances at central banks	131,433	108,482	131,433	108,482
Items in the course of collection from other banks	2,285	346	2,285	346
Trading assets	79,878	83,706	79,878	83,706
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	15,881	18,649	15,881	18,649
Derivatives	225,238	141,221	225,238	141,221
Loans and advances to banks	17,109	10,784	17,109	10,784
Loans and advances to customers	72,614	91,177	72,614	91,177
Reverse repurchase agreements – non-trading	53,949	54,448	53,949	54,448
Financial investments	32,604	41,300	32,604	41,300
Assets held for sale	21,214	9	21,214	9
Prepayments, accrued income and other assets	61,444	43,146	61,379	43,118
Current tax assets	595	1,135	595	1,135
Interests in associates and joint ventures	728	743	728	743
Goodwill and intangible assets	91	83	1,167	894
Deferred tax assets	1,583	798	1,279	599
Total assets	716,646	596,027	717,353	596,611
Liabilities and equity
Liabilities
Deposits by banks	20,836	32,188	20,836	32,188
Customer accounts	215,948	205,241	215,948	205,241
Repurchase agreements – non-trading	32,901	27,259	32,901	27,259
Items in the course of transmission to other banks	2,226	489	2,226	489
Trading liabilities	41,265	46,433	41,265	46,433
Financial liabilities designated at fair value	27,282	33,608	27,287	33,608
Derivatives	218,867	139,368	218,867	139,368
Debt securities in issue	7,268	9,428	7,268	9,428
Liabilities of disposal groups held for sale	24,711	—	24,711	—
Accruals, deferred income and other liabilities	67,020	43,515	66,945	43,456
Current tax liabilities	130	97	130	97
Insurance contract liabilities	20,004	22,201	19,987	22,264
Provisions	424	562	424	562
Deferred tax liabilities	3	5	14	15
Subordinated liabilities	14,528	12,488	14,528	12,488
Total liabilities	693,413	572,882	693,337	572,896
Equity
Called up share capital	797	797	797	797
Share premium account	420	—	420	—
Other equity instruments	3,930	3,722	3,930	3,722
Other reserves	(6,413)	(5,662)	(6,368)	(5,670)
Retained earnings	24,368	24,157	25,096	24,735
Total shareholders‘ equity	23,102	23,014	23,875	23,584
Non-controlling interests	131	131	141	131
Total equity	23,233	23,145	24,016	23,715
Total liabilities and equity	716,646	596,027	717,353	596,611

14	Events after the balance sheet date
On 28 July 2023, HSBC Continental Europe completed the sale of its branch operations in Greece to Pancreta Bank SA. A loss of £0.1bn was recognised upon reclassification to held for sale in the second quarter of 2022, in accordance with IFRS 5.
In its assessment of events after the balance sheet date, the group has considered and concluded that no material events have occurred resulting in adjustments to the financial statements.

15	Interim Report 2023 and statutory accounts
The information in this Interim Report 2023 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. This Interim Report 2023 was approved by the Board of Directors on 31 July 2023. The statutory accounts of HSBC Bank plc for the year ended 31 December 2022 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006.

HSBC Bank plc	61

HSBC Bank plc
Incorporated in England with limited liability. Registered in England: number 00014259

REGISTERED OFFICE
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.co.uk

© Copyright HSBC Bank plc 2023
All rights reserved

No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Bank plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc
By:	/s/ David Watts
Name: David Watts
Title: Chief Financial Officer

Dated: August 1, 2023